                                                   Filed Pursuant Rule 424(b)(4)
                                                       Registration No.333-69683


PROSPECTUS

                                3,500,000 SHARES

                           (AHL SERVICES, INC. LOGO)
                                  COMMON STOCK

                                 $31 PER SHARE
                             ---------------------
     AHL Services, Inc. is selling 3,255,570 shares of its common stock and the selling shareholder named in this prospectus is selling 244,430 shares. The underwriters named in this prospectus may purchase up to 525,000 additional shares of common stock from AHLS and certain other shareholders under certain circumstances. AHLS will not receive any proceeds from the sale of the shares by the selling shareholders.

     The common stock is quoted on the Nasdaq National Market under the symbol "AHLS." The last reported sale price of the common stock on the Nasdaq National Market on January 25, 1999 was $32.6875 per share.

                             ---------------------

     INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS.   SEE "RISK FACTORS"
BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ---------------------

                                                              PER SHARE      TOTAL
                                                              ---------   ------------
Public offering price.......................................  $  31.00    $108,500,000
Underwriting discount.......................................  $   1.47    $  5,145,000
Proceeds to AHLS (before expenses)..........................  $  29.53    $ 96,136,982
Proceeds to the selling shareholder (before expenses).......  $  29.53    $  7,218,018

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about January 29, 1999.

                             ---------------------

SALOMON SMITH BARNEY                                              BT ALEX. BROWN

CREDIT SUISSE FIRST BOSTON                         THE ROBINSON-HUMPHREY COMPANY

January 25, 1999

[Two overlapping maps depicting (1) the Company's locations in North America and (2) the Company's locations in Europe.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................     4
Risk Factors................................................     7
Use of Proceeds.............................................    13
Dividend Policy.............................................    13
Price Range of Common Stock.................................    14
Capitalization..............................................    14
Selected Pro Forma Financial Information....................    15
Selected Financial and Operating Data.......................    16
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................    17
  Overview..................................................    17
  Results of Operations.....................................    18
  Nine Months Ended September 30, 1998 Compared to Nine
     Months Ended September 30, 1997........................    18
  Fiscal 1997 Compared to Fiscal 1996.......................    19
  Fiscal 1996 Compared to Fiscal 1995.......................    20
  Quarterly Results and Seasonality.........................    21
  Liquidity and Capital Resources...........................    22
  Inflation.................................................    23
  Year 2000.................................................    23
Business....................................................    25
  Industry Overview.........................................    25
  Strategy..................................................    27
  Services Provided.........................................    28
  Acquisitions..............................................    31
  Contract Terms............................................    31
  Sales and Marketing.......................................    32
  Workforce Management......................................    32
  Management Information Systems............................    33
  Competition...............................................    34
  Government Regulation.....................................    34
  Risk Management and Safety................................    37
  Litigation................................................    37
Management..................................................    38
  Executive Officers, Directors and Key Employees...........    38
Principal and Selling Shareholders..........................    40
Underwriting................................................    42
Legal Matters...............................................    43
Experts.....................................................    43
Where You Can Find More Information.........................    43
Pro Forma Financial Statements..............................   F-1

                             ---------------------

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. WE ARE NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                               PROSPECTUS SUMMARY

     This summary highlights selected information contained elsewhere in this prospectus. It is not complete and may not contain all of the information that is important to you. To understand this offering fully, you should read carefully the entire prospectus and the documents incorporated by reference, including the risk factors. Unless we state otherwise, pro forma information in this prospectus includes the acquisitions of Gage and EMD (as hereinafter defined) as if the acquisitions had occurred on January 1, 1998 but does not reflect other acquisitions completed since that date. Unless otherwise indicated, all information contained in this prospectus assumes that the underwriters will not exercise their option to purchase an additional 525,000 shares.

THE COMPANY

     We are a leading provider of contract staffing and outsourcing solutions. We professionally manage a large workforce that performs tasks that our clients frequently regard as outside their core businesses. In assuming responsibility for these tasks, we seek to improve the quality of the non-core operations of our clients and to reduce their operating costs. Our services are generally performed under long-term contracts, which have provided us with a significant source of predictable and recurring revenues. We have the following four lines of business:

- AVIATION SERVICES
   - pre-departure screening
   - passenger profiling
   - baggage claim and check
   - sky cap and wheelchair assistance
   - cargo handling
   - into-plane fueling
- FACILITY SUPPORT SERVICES
   - access control personnel
   - uniformed security officers
   - fixed route dedicated shuttle bus services
- MARKETING EXECUTION AND FULFILLMENT SERVICES
   - consumer and trade fulfillment
   - trade support services
   - e-commerce fulfillment
   - customer service support
- OPERATIONAL SUPPORT STAFFING SERVICES
   - assembly
   - warehousing
   - shipping
   - electrical
   - mechanical

     We service the multinational needs of our primarily Fortune 1000 clients through our 103 offices in North America and 66 offices in Europe. Our ten largest clients based on pro forma revenues are America OnLine, British Airways, Delta Air Lines, Federal Express, Ford, Mattel, Northwest Airlines, Publishers Clearing House, Reader's Digest and United Airlines. We focus on developing and maintaining long-term client relationships. Our top ten clients have utilized us or our predecessors for an average of ten years. In addition, we have achieved an average annual retention rate of approximately 93% of contract billable hours over the last three fiscal years (excluding two operations we terminated in 1996).
     We have achieved significant growth in recent years, with our revenues achieving a compound annual growth rate of 27.6% from 1993 to 1997. The compound annual growth rate for our internal growth during the same period was 24.2%. While we are focused on strong internal growth, we have also made accretive acquisitions to provide complementary higher margin services to our clients. These acquisitions have substantially changed our business mix, reducing our historical dependence on the aviation industry, and improved our operating margins. Operating income for the nine months ended September 30, 1998 increased 122% from the comparable period of 1997.

     Our core competency is our ability to recruit, hire, train, motivate and manage a large workforce required to provide the non-core support services needed by our clients. We believe there are significant opportunities to expand our business as our existing clients and other large corporations and institutions increasingly utilize contract staffing and outsourcing solutions. In pursuing our strategy, we intend to:

     (1) remain focused on our core competency;

     (2) cross-sell our services and pursue opportunities with existing clients;

     (3) develop and maintain long-term client relationships;

     (4) capitalize on our multinational capabilities, predominantly in North America, the United Kingdom and Germany;

     (5) expand margins by continuing to change our business mix and leveraging density in existing markets; and

     (6) continue to seek strategic acquisitions that will be accretive to our earnings.

     Our executive offices are located at 3353 Peachtree Road, NE, Atlanta, Georgia 30326 and our telephone number at that address is (404) 267-2222.

THE OFFERING

Total shares offered by this prospectus...    3,500,000 shares

  Offered by us...........................    3,255,570 shares

  Offered by one of our shareholders......    244,430 shares

Shares outstanding at December 30, 1998...    14,119,922 shares

Shares to be outstanding after the
offering..................................    17,375,492 shares

Use of proceeds...........................    We intend to use proceeds from the
                                              offering to repay outstanding
                                              indebtedness.

Nasdaq National Market symbol.............    AHLS

RISK FACTORS..............................    YOU SHOULD READ THE "RISK FACTORS"
                                              SECTION, BEGINNING ON PAGE 7, AS
                                              WELL AS THE OTHER CAUTIONARY
                                              STATEMENTS THROUGHOUT THE ENTIRE
                                              PROSPECTUS AND IN THE INCORPORATED
                                              DOCUMENTS. THIS WILL HELP YOU
                                              UNDERSTAND THE RISKS ASSOCIATED
                                              WITH AN INVESTMENT IN OUR COMMON
                                              STOCK.

                      SUMMARY FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

                                       FISCAL YEAR ENDED DECEMBER 31,(1)          NINE MONTHS ENDED SEPTEMBER 30,
                                 ---------------------------------------------   ----------------------------------
                                   1995       1996              1997               1997              1998
                                 --------   --------   -----------------------   --------   -----------------------
                                                        ACTUAL    PRO FORMA(2)               ACTUAL    PRO FORMA(2)
                                                       --------     --------                --------     --------
STATEMENT OF OPERATIONS DATA:
  Revenues.....................  $168,601   $210,153   $276,013     $407,134     $196,563   $319,184     $397,951
  Operating income.............     2,844      5,043     10,705       19,252        7,262     16,123       21,375
  Income before income
    taxes and extraordinary
    charges....................     2,355      3,618     10,269       12,860        6,710     14,729       16,542
  Net income...................     1,438      2,171      6,034(3)     7,511(3)     3,740(3)   8,758        9,780
  Net income per
    share -- diluted...........                 0.26(4)    0.55(3)      0.66(3)      0.36(3)    0.61         0.67
  Weighted average common
    and common equivalent
    shares -- diluted..........                8,433(4)  10,960       11,421       10,331     14,304       14,649
OPERATING DATA (AT PERIOD END):
  Number of employees..........     9,954     12,980     16,282                    15,495     25,540
  Number of offices............        69         83        111                        94        153

                                                                 SEPTEMBER 30, 1998
                                                              -------------------------
                                                               ACTUAL    AS ADJUSTED(5)
                                                              --------   --------------
BALANCE SHEET DATA:
  Working capital...........................................  $ 58,335      $ 58,335
  Total assets..............................................   329,240       329,240
  Long-term debt, net of current portion....................   143,027(6)     47,290
  Shareholders' equity......................................   100,798       196,535

---------------

(1) Our fiscal year ends on the last Friday in December. Each of the fiscal years presented consists of 52 weeks.
(2) Pro forma to give effect to the Gage and EMD acquisitions as if they occurred on the first day of the period presented.
(3) Includes extraordinary charges (actual and pro forma), net of taxes, of $385,000, or $0.04 per share, resulting from early extinguishment of debt. Excluding the extraordinary charges, for fiscal 1997 our net income was $6,419,000 ($7,896,000 on a pro forma basis) and our net income per share -- diluted was $0.59 ($0.69 on a pro forma basis). Excluding the extraordinary charges, for the nine months ended September 30, 1997 our net income was $4,125,000 and our net income per share -- diluted was $0.40.
(4) Pro forma to give effect to the reorganization, completed in February 1997. The reorganization included the contribution by Mr. Frank A. Argenbright, Jr. to AHLS of all the outstanding shares of common stock of Argenbright Holdings Limited, a holding company for our U.S. operations, and The ADI Group Limited, a holding company for our European operations.
(5) Adjusted to give effect to the sale of the 3,255,570 shares of common stock offered by us in this offering. This data assumes our use of the proceeds as described in the "Use of Proceeds" section on page 13.
(6) Includes the $10 million convertible subordinated debenture issued in connection with the Gage acquisition.

                                  RISK FACTORS

     Before you invest in our common stock, you should be aware that there are various risks, including those described below. You should consider carefully the risk factors described in this section as well as all of the other information included and incorporated by reference in this prospectus before you decide to purchase shares of our common stock.

     Some of the information in this prospectus may contain forward-looking statements. Such statements can be identified by the use of forward-looking words such as "may," "will," "expect," "anticipate," "estimate" and "continue." These statements discuss our expectations for the future and contain projections of results of operations or financial condition or state other "forward-looking" information. When considering such forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this prospectus and the incorporated documents, which explain why our actual results could differ materially from those contained in any forward-looking statement. We do not intend for any forward-looking statement to be a guarantee of any future results or outcome.

     Reliance on Major Clients and Aviation Industry. We derive a large portion of our revenues from relatively few clients. For the nine months ended September 30, 1998, our three largest clients accounted for the following percentage of our revenues through an aggregate of 116 contracts:

                                                      NINE MONTHS ENDED
                                                      SEPTEMBER 30, 1998
                                                      ------------------
United Airlines.....................................         13.2%
Delta Air Lines.....................................         11.8
British Airways.....................................          5.5
                                                             ----
          Total.....................................         30.5%

     Our ten largest clients accounted for an aggregate of 61.8% of our revenues during fiscal 1997 and 42.4% of our revenues during the nine months ended September 30, 1998. The financial performance of our airline clients is likely to materially impact how many of our employees they utilize and the prices that they are willing to pay us. If the airline industry continues to consolidate, we may lose contracts. Financial difficulties of airlines may result in their declaring bankruptcy or terminating operations, which could result in our having material uncollectible accounts receivable and a reduction in our volume of business. The aviation industry historically runs in cycles, and a downturn in the aviation industry could hurt our business. A decrease in the number of flights would have a material adverse effect on our business by decreasing the demand for our services. Furthermore, our clients' contracts are generally terminable by either party upon 30 to 90 days notice, and these contracts expire at various times over the next several years. For these reasons, we cannot predict whether one or more of our major clients will terminate or decide not to renew one or more of its contracts with us. We also cannot predict whether any of our clients will seek to renegotiate its contracts at lower margins to us. The loss of, or a significant decrease in business from, one or more of our major clients would have a material adverse effect on our business. See "Business -- Industry Overview" beginning on page 25 of this prospectus.

     Risks Associated with Managing a Growing Business. We have rapidly expanded our operations in the past several years, and we intend to continue to grow, both internally and through acquisitions. Additional growth of our client base, the types of services we offer and the geographic markets we serve would place additional demands on our resources. We cannot guarantee that we will be able to manage growth effectively or profitably or that we will be able to grow in the future at the same rate as we have grown in the past. In addition, we cannot predict whether we will be able to identify acceptable acquisition candidates or complete the acquisition of any identified candidate on terms favorable to us or in a timely manner.

     A substantial portion of our capital resources could be used for acquisitions. We may require additional debt or equity financings for future acquisitions, which may not be available on terms favorable to us, if at all.

     To realize the anticipated benefits of acquisitions, we must successfully combine and integrate the operations of acquired entities. The process of integrating acquired businesses can be time consuming and costly and may distract management from day-to-day operations. Integration will be more difficult if we have to coordinate geographically separated organizations, integrate personnel with disparate business backgrounds or combine different corporate cultures. We cannot be certain that we will be able to successfully integrate any acquired business into our business or that we will be able to profitably operate any acquired business.

     Our future performance and profitability will depend in large part on our ability to:

     - attract and retain management and other key personnel;
     - complete acquisitions and integrate the operations of acquired entities;
     - successfully implement enhancements to our management systems; and
     - adapt our management systems to respond to changes in our business.

See "Business -- Strategy" beginning on page 27 of this prospectus.

     Risks Relating to Labor Force. The contract staffing and outsourcing industry is labor intensive and is characterized by high rates of personnel turnover and periodic shortages of personnel in some markets. We may from time to time be required to increase the wages that we pay and the benefits that we provide in order to attract and retain a sufficient number of qualified employees to service our existing business and to grow. In addition, we may not be able to pass along to our clients all additional costs associated with any increase in compensation that we pay to our employees. A higher turnover rate among our employees would increase our recruiting and training costs and may adversely affect profitability. If we were unable to recruit and retain a sufficient number of employees, we would be forced to limit our growth or possibly reduce the scope of our operations. There is intense competition for qualified personnel among contract staffing and outsourcing firms as well as other employers of large numbers of hourly workers located in the markets where we operate. We cannot be certain that we will be able to continue to hire and retain a sufficient number of qualified personnel to support our existing operations or planned growth.

     We are in the business of placing our employees in public facilities and the workplaces of our clients. Our business includes risks, such as claims by our clients' customers or employees of discrimination, harassment and negligence by our employees and other similar claims. We are exposed to liability for the acts or negligence of our employees that cause personal injury or damages. We are also exposed to claims of misuse of client proprietary information or theft of client property. As a provider of aviation and facility support services, we face potential liability claims in the event of any terrorist attempt or other criminal activity that occurs on any airline or premises to which we are providing these services. We have policies and guidelines in place to reduce our exposure to these risks. We also maintain insurance coverage against certain of these risks. Nonetheless, we cannot predict whether acts or omissions of our employees will result in significant monetary damages, fines or adverse publicity. We also cannot predict whether insurance coverage will continue to be available on acceptable terms or whether it will be adequate in scope or amount to cover any such liability. Any of these situations would have a material adverse effect on our reputation, business, results of operations and financial condition. See "Business -- Workforce Management" beginning on page 32 of this prospectus and "-- Risk Management and Safety" on page 37 of this prospectus.

     Risks of Conducting International Operations. A substantial portion of our revenues and earnings comes from international operations, specifically our European operations. For the nine months ended September 30, 1998, approximately 31% of our revenue was derived from operations in Europe. Providing services in foreign markets subjects us to a number of risks, including:

     - trade barriers;
     - social and severance cost;
     - exchange controls;
     - national and regional labor strikes;
     - political risks;

     - risks of increases in duties, taxes and governmental royalties; and
     - changes in laws and policies governing operations of foreign-based companies.

     In addition, earnings of our foreign subsidiaries and intercompany payments are subject to foreign income tax rules that may reduce our cash flow. A substantial amount of our revenues are received, and operating costs are incurred, in foreign currencies, especially currencies used in the United Kingdom and Germany. Because our financial statements are presented in U.S. dollars, any significant increase in the value of the U.S. dollar relative to the British Pound or German Deutsche Mark will negatively affect our results of operations and financial condition. We do not currently engage in currency hedging transactions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" beginning on page 17 of this prospectus.

     In addition, our European operations may experience exchange rate fluctuations related to the planned introduction of the single European currency in accordance with the Treaty establishing the European Community (the "Treaty"). Pursuant to the Treaty, a single currency (the "Euro") will be introduced on January 1, 1999 in 11 of the member states (Germany, Belgium, Luxembourg, Spain, France, Italy, Ireland, The Netherlands, Austria, Portugal and Finland), when it will replace the existing currencies of those countries. Final replacement will take place on December 31, 2001. We cannot predict how the introduction of the Euro will affect the level or volatility of foreign exchange rates. Consequently, we cannot predict the effects of a single European currency on our business.

     Employee-Related Costs and Claims Exposure. We are required to pay unemployment insurance premiums and workers' compensation benefits for our employees in the United States. Any increase in the cost of unemployment insurance or workers' compensation benefits could hurt our profitability. We are self-insured for the first $250,000 of each workers' compensation and automobile or shuttle bus claim and we establish reserves for future claims and payments. We cannot guarantee that our actual future workers' compensation or liability claims will be less than the amount of our reserves or that we will not need to establish additional reserves. Furthermore, we cannot predict whether we will be able to pass along to our clients any increased costs related to unemployment and workers' compensation insurance. See "Business -- Risk Management and Safety" on page 37 of this prospectus.

     Risks Relating to, and Dependence on, Government Regulation. Our aviation security services are subject to extensive regulation by the Federal Aviation Administration in the United States and comparable regulatory authorities in Europe. If we fail to meet regulatory standards or requirements, we could lose contracts or our license to perform services, either of which could adversely affect our business. In addition, a license is required in order to perform services at many of the airports in which we operate. The loss of, or failure to obtain, any such license could have a material adverse effect on our business.

     Demand for certain of our aviation services is significantly affected by applicable regulatory requirements and security directives issued by governmental authorities. We cannot predict whether applicable regulations will be changed in a way that would adversely affect the demand for our services.

For example, from time to time there have been proposals to shift responsibility for certain aviation security functions from the airlines to airport authorities or other governmental agencies. Any such shift could reduce demand for our aviation services. Any shift in responsibility for aviation security functions or any trend toward the relaxation of aviation security measures could have a material adverse effect on our business. See "Business -- Government Regulation" beginning on page 34 of this prospectus.

     Competition. The contract staffing and outsourcing industry is extremely competitive and highly fragmented. In addition, there are only limited barriers to prevent new companies from offering the services we provide. Companies within our industry compete on the basis of the quality of service provided, their ability to provide national and international services, the range of services offered and price. We compete in international, national, regional and local markets with outsourcing companies, specialized contract service providers and in-house organizations that provide services to potential clients and third parties. Certain of our competitors and potential competitors have significantly greater financial resources and larger operations than we do. We expect that the level of competition will remain high or increase in the future, and we cannot guarantee that we will continue to compete successfully. See
"Business -- Competition" on page 34 of this prospectus.

     Fluctuations in Quarterly Operating Results. We have experienced, and we expect to continue to experience, quarterly fluctuations in revenues and net income as a result of various factors. These factors include:

- the seasonality of air travel;           - the timing of commencement of new
- the timing of marketing promotions;      contracts; and
- the need for supplemental staffing;      - the timing of additional selling,
- the payment of holiday wages;            general and administrative expenses to
- changes in our revenue mix;              support new business.

     Consequently, our operating results may experience significant quarterly fluctuations. Our planned operating expenditures are based on revenue forecasts and, if revenues are below expectations in any given quarter, our results are likely to be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results and Seasonality" on page 21 of this prospectus.

     Dependence on Key Personnel. We are highly dependent on the efforts of our senior management team, particularly the following individuals:

     Frank A. Argenbright, Jr. - Chairman and Co-Chief Executive Officer

     Edwin R. Mellett - Vice Chairman and Co-Chief Executive Officer

     David L. Gamsey - Chief Financial Officer

     Thomas J. Marano - President and Chief Operating Officer -- North American Operations

     Ernest Patterson - Chief Executive -- European Operations

     The loss of the services of any of these individuals could adversely affect our business. We have key-man life insurance only for Mr. Argenbright and we have employment agreements with Messrs. Mellett, Gamsey, Marano and Patterson. Mr. Mellett's employment agreement expires in December 2000, and the remaining U.S. employment agreements expire in December 2001. As we continue to grow, we will need to recruit and retain additional qualified management personnel, and cannot predict whether these efforts will be successful. See "Management" beginning on page 38 of this prospectus.

     Control by Principal Shareholder. Immediately following this offering, Mr. Argenbright will beneficially own approximately 45.6% of our outstanding common stock (approximately 43.7% if the underwriters' over-allotment option is exercised in full). As a result, Mr. Argenbright will have substantial influence over the election of the board of directors and the outcome of all other matters requiring shareholder approval. Such voting concentration may delay or prevent a change in control and could consequently adversely affect the market price for our common stock. See "Principal and Selling Shareholders" beginning on page 40 of this prospectus.

     Technological Developments. The services that we provide are labor intensive. The development of technologies that would require less manpower for these services or which are more effective or less expensive than our current services would reduce demand for our services. The development and implementation of such alternative systems could adversely affect our business. See "Business -- Services Provided" beginning on page 28 of this prospectus.

     Risks of Adverse Impact of Write-Off of Goodwill. When we acquire businesses, the excess of the cost of net assets acquired over their fair value is recorded as goodwill. Future acquisitions could add significantly to goodwill. We amortize goodwill on a straight-line basis over varying periods (typically 40 years), based on the nature of the assets acquired and the underlying circumstances. If our operating results were to decline to the point where the undiscounted cash flows from acquired businesses over the remaining amortization period were less than the book value of the businesses' assets (including goodwill), we would have to write off the excess goodwill as a charge to earnings. A write-off of goodwill could adversely affect our financial condition.

     Potential Volatility of Stock Price. The market price of our common stock may be volatile and may be significantly affected by factors such as:

     - actual or anticipated fluctuations in our operating results;
     - announcements of acquisitions or new services by us or our competitors;
     - developments with respect to the contract staffing industry or the industries we serve;
     - governmental regulation;
     - changes in estimates by securities analysts of our future financial performance; and
     - general market conditions.

     A relatively small shortfall in revenues or earnings compared with analysts expectations may cause an immediate and substantial decline in our stock price. In addition, the stock markets have from time to time experienced significant price and volume fluctuations that have adversely affected the market prices of securities of companies for reasons often unrelated to their operating performance. Investors in our common stock must be willing to bear the risk of such fluctuations in stock price.

     Shares Eligible for Future Sale. Sales of substantial amounts of our common stock in the public market after this offering could adversely affect the market price of the common stock. An aggregate of 7,900,000 shares of common stock beneficially owned by Mr. Argenbright are eligible for public sale pursuant to Rule 144 under the Securities Act of 1933 (the "Securities Act"). Each of our officers and directors (including Mr. Argenbright) and the selling shareholders have agreed not to sell, offer for sale, or otherwise dispose of any common stock for a period of 60 days from the date of this prospectus unless they obtain the prior written consent of Salomon Smith Barney Inc. In addition, we have registered the shares of common stock issuable pursuant to stock options and an employee stock purchase plan. As a result, persons receiving those shares will be able to resell them in the public markets. As of December 30, 1998, options to purchase 653,625 shares were currently exercisable and options to purchase 1,629,625 shares become exercisable at various times between 1999 and 2002.

     Certain Anti-Takeover Provisions. Our Amended and Restated Articles of Incorporation and Bylaws provide for a five member board of directors to be elected to staggered three year terms. Additionally, directors may only be removed from office for cause upon a vote of 70% of the outstanding common stock. The Articles and Bylaws also provide that they may not be amended in certain respects except pursuant to the vote of 70% of the outstanding common stock. These provisions of the Articles and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control.

                                USE OF PROCEEDS

     We expect to receive net proceeds of approximately $95.7 million from this offering. Net proceeds is computed by deducting the underwriting discount and our estimated offering expenses from the total public offering price. Our estimated net proceeds will be $103.0 million if the underwriters exercise their over-allotment option in full.

     We intend to use all the net proceeds from this offering to repay outstanding indebtedness. This outstanding indebtedness consists of amounts outstanding under our credit facility and under a convertible subordinated debenture. Our credit facility had an outstanding balance of approximately $167.0 million as of December 30, 1998. This facility matures in November 2003 and bears interest, at our option, at the prime rate, the Federal Funds rate plus 50 basis points or LIBOR plus a variable spread. As of December 30, 1998, the weighted average interest rate on the outstanding balance was 6.5%. We have borrowed under our credit facility primarily to finance acquisitions. The convertible subordinated debenture was issued in July 1998 in connection with the Gage acquisition, has a balance of $10.0 million, currently bears interest at 4.5% per annum and matures on July 24, 2000.

     We will not receive any proceeds from the sale of common stock by the selling shareholders.

                                DIVIDEND POLICY

     We have never paid any cash dividends on our common stock, and the board of directors currently intends to retain all earnings for use in our business. Our credit facility prohibits the payment of dividends. Any future payment of dividends will depend upon our results of operations, financial condition, cash requirements and other factors deemed relevant by the board of directors.

                          PRICE RANGE OF COMMON STOCK

     The Company completed its initial public offering on March 27, 1997 at $10.00 per share. Since that date, the common stock has traded on the Nasdaq National Market under the symbol "AHLS." The following table sets forth the high and low closing sale prices per share for the common stock for the periods indicated, as reported by the Nasdaq National Market.

                                                        HIGH        LOW
                                                      --------    --------
1997:
  First Quarter (from March 27, 1997)...............  $ 10.750    $ 10.000
  Second Quarter....................................    15.500       9.500
  Third Quarter.....................................    19.500      15.125
  Fourth Quarter....................................    24.625      15.250
1998:
  First Quarter.....................................    32.625      21.000
  Second Quarter....................................    39.375      29.969
  Third Quarter.....................................    42.125      27.438
  Fourth Quarter....................................    33.750      21.750
1999:
  First Quarter (through January 25, 1999)..........    37.375      30.875

     On January 25, 1999, the last sale price of the common stock as reported on the Nasdaq National Market was $32.6875 per share. As of that date, there were 25 holders of record of our common stock.

                                 CAPITALIZATION

     The following table sets forth the short-term debt and capitalization of the Company as of September 30, 1998: (1) on a historical basis and (2) as adjusted to give effect to the sale of the 3,255,570 shares of common stock offered by the Company in this offering and the application of the estimated net proceeds from such sale as described under "Use of Proceeds."

                                                                SEPTEMBER 30, 1998
                                                              ----------------------
                                                               ACTUAL    AS ADJUSTED
                                                              --------   -----------
                                                                  (IN THOUSANDS)
Current portion of long-term debt...........................  $    492    $    492
                                                              ========    ========
Long-term debt, net of current portion:
  Credit facility...........................................  $130,551    $ 44,814
  Convertible subordinated debenture........................    10,000          --
  Equipment financing and other.............................     2,476       2,476
                                                              --------    --------
          Total long-term debt..............................   143,027      47,290
                                                              --------    --------
Shareholders' equity:
  Preferred Stock: no par value; 5,000,000 shares
     authorized; none issued or outstanding.................        --          --
  Common Stock: $.01 par value; 50,000,000 shares
     authorized; 14,072,672 shares issued and outstanding
     actual; 17,328,242 shares issued and outstanding as
     adjusted(1)............................................       141         174
  Paid in capital...........................................    79,988     175,692
  Cumulative translation adjustment.........................       341         341
  Retained earnings.........................................    20,328      20,328
                                                              --------    --------
          Total shareholders' equity........................   100,798     196,535
                                                              --------    --------
               Total capitalization.........................  $243,825    $243,825
                                                              ========    ========

---------------

(1) Excludes 2,321,500 shares of common stock issuable upon exercise of outstanding options.

                    SELECTED PRO FORMA FINANCIAL INFORMATION
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

     The following unaudited pro forma financial information was derived from the Pro Forma Statements of Operations for the year ended December 31, 1997 and the nine months ended September 30, 1998 included in this prospectus. The Pro Forma Statements of Operations give effect to the acquisitions of certain assets of Gage Marketing Group LLC ("Gage") and EMD Gesellschaft fur Elektroinstallation-und Maschinenbau-Dienstleistungen GmbH ("EMD") as if each had occurred at the beginning of each period presented. The information below should be read in conjunction with the Pro Forma Financial Statements and the corresponding Notes included elsewhere in this prospectus. The pro forma financial information does not purport to represent what the Company's results of operations would actually have been had such transactions actually occurred on any of the dates described above or to project the Company's results of operations for any future period.

                                                                 FISCAL YEAR         NINE MONTHS
                                                                    ENDED               ENDED
                                                              DECEMBER 31, 1997   SEPTEMBER 30, 1998
                                                              -----------------   ------------------
Revenues....................................................      $407,134             $397,951
Operating expenses:
  Cost of services..........................................       278,323              274,390
  Field operating...........................................        88,223               83,999
  Corporate general and administrative......................        21,336               18,187
                                                                  --------             --------
          Total operating expenses..........................       387,882              376,576
                                                                  --------             --------
Operating income............................................        19,252               21,375
Interest expense, net.......................................         7,005                5,112
Other income, net...........................................          (613)                (279)
                                                                  --------             --------
Income before income taxes and extraordinary charges........        12,860               16,542
Income tax provision........................................         4,964                6,762
                                                                  --------             --------
Income before extraordinary charges.........................         7,896                9,780
Extraordinary charges.......................................          (385)                  --
                                                                  --------             --------
Net income..................................................      $  7,511             $  9,780
                                                                  ========             ========
Diluted earnings per share:
  Number of shares..........................................        11,421               14,649
                                                                  ========             ========
  Earnings per share........................................      $   0.66             $   0.67
                                                                  ========             ========

                     SELECTED FINANCIAL AND OPERATING DATA
              (IN THOUSANDS, EXCEPT PER SHARE AND OPERATING DATA)

     The following selected financial and operating data of the Company are qualified by reference to and should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's Consolidated Financial Statements and Notes thereto incorporated by reference in this prospectus. The selected financial data presented below as of and for each of the fiscal years in the five-year period ended December 31, 1997 have been derived from the Company's financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The selected financial data for the nine months ended September 30, 1997 and 1998 have been derived from the Company's unaudited financial statements, which have been prepared on the same basis as the audited financial statements. In the opinion of management, the unaudited financial statements contain all adjustments, consisting of only normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. Operating results for the nine months ended September 30, 1998 are not necessarily indicative of results that may be expected for the year ending December 31, 1998 or for any other interim period.

                                                                                                      NINE MONTHS ENDED
                                                       FISCAL YEAR ENDED DECEMBER 31,(1)                SEPTEMBER 30,
                                              ----------------------------------------------------   -------------------
                                                1993       1994       1995       1996       1997       1997       1998
                                              --------   --------   --------   --------   --------   --------   --------
STATEMENT OF OPERATIONS DATA:
  Revenues..................................  $104,143   $123,234   $168,601   $210,153   $276,013   $196,563   $319,184
  Operating expenses:
    Cost of services........................    78,019     91,873    124,491    155,926    204,512    146,011    230,102
    Field operating.........................    18,284     20,931     30,328     37,492     45,956     32,146     59,054
    Corporate general and administrative....     6,796      8,797     10,938     11,692     14,840     11,144     13,905
                                              --------   --------   --------   --------   --------   --------   --------
         Operating income...................     1,044      1,633      2,844      5,043     10,705      7,262     16,123
  Interest expense, net.....................       593        904      1,309      1,726      1,159        995      1,686
  Other income, net.........................       (89)       (26)      (820)      (301)      (723)      (443)      (292)
                                              --------   --------   --------   --------   --------   --------   --------
         Income before income taxes and
           extraordinary charges............       540        755      2,355      3,618     10,269      6,710     14,729
  Income tax provision(2)...................       700        627        917      1,447      3,850      2,585      5,971
                                              --------   --------   --------   --------   --------   --------   --------
         Income (loss) before extraordinary
           charges..........................      (160)       128      1,438      2,171      6,419      4,125      8,758
  Extraordinary charges, net of taxes(3)....        --         --         --         --       (385)      (385)        --
                                              --------   --------   --------   --------   --------   --------   --------
         Net income (loss)..................  $   (160)  $    128   $  1,438   $  2,171   $  6,034   $  3,740   $  8,758
                                              ========   ========   ========   ========   ========   ========   ========
  Net income per share -- diluted...........                                   $   0.26(4)$   0.55(5)$   0.36(6)$   0.61
                                                                               ========   ========   ========   ========
  Weighted average common and common
    equivalent shares -- diluted............                                      8,433(4)  10,960     10,331     14,304
                                                                               ========   ========   ========   ========
OPERATING DATA (AT PERIOD END):
  Number of employees.......................     5,714      7,334      9,954     12,980     16,282     15,495     25,540
  Number of offices.........................        26         33         69         83        111         94        153

                                                                          DECEMBER 31,
                                                        ------------------------------------------------   SEPTEMBER 30,
                                                         1993      1994      1995      1996       1997         1998
                                                        -------   -------   -------   -------   --------   -------------
BALANCE SHEET DATA:
  Working capital.....................................  $ 4,341   $  (763)  $13,216   $17,353   $ 42,823     $ 58,335
  Total assets........................................   21,036    29,094    40,687    51,953    109,794      329,240
  Long-term debt, net of current portion..............    7,281     1,437    14,609    19,706      3,495      143,027(7)
  Shareholders' equity................................    2,123     2,252     3,577     5,409     74,531      100,798

---------------

(1) The Company's fiscal year ends on the last Friday in December. Each of the fiscal years presented consists of 52 weeks except that fiscal 1993 consists of 53 weeks.
(2) The income tax provision for 1993 and 1994 was negatively impacted by the significance of non-deductible expenses relative to income before income taxes.
(3) In the second quarter of 1997, the Company recorded extraordinary charges resulting from the early extinguishment of debt.
(4) Pro forma to give effect to the reorganization, completed in February 1997.
(5) Excluding the extraordinary charges, net income per share -- diluted would have been $0.59 per share.
(6) Excluding the extraordinary charges, net income per share -- diluted would have been $0.40 per share.
(7) Includes the $10.0 million convertible subordinated debenture issued in connection with the Gage acquisition.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     AHL Services, Inc. ("AHLS" or the "Company") is a leading provider of contract staffing and outsourcing solutions, through which it professionally manages a large workforce that performs tasks that its clients frequently regard as outside their core businesses. Through its 103 offices in North America and 66 offices in Europe, AHLS services the multinational needs of its primarily Fortune 1000 client base. The Company's services are generally performed under long-term contracts, which have provided the Company with a significant source of predictable recurring revenues. As of September 30, 1998, the Company had approximately 1,200 contracts to provide services. Revenues have grown from $104.1 million in 1993 to $276.0 million in 1997, representing a compound annual growth rate of 27.6%. The compound annual growth rate for the Company's internal growth during the same period was 24.2%.

     Since its initial public offering in March 1997, the Company has experienced significant growth. The Company has focused on internal growth and made acquisitions of companies that have operating margins in excess of the Company's operating margin at the time of acquisition and that were immediately accretive to earnings. These acquisitions have substantially changed the Company's product mix, reducing its dependence on the aviation industry and adding new lines of business. The Company intends to continue to seek accretive acquisitions in an effort to further develop its service offerings within its current lines of business, to add density within these lines of business, and to expand its geographic coverage. Specifically, the Company intends to further expand its operational support staffing and marketing execution and fulfillment businesses, which represent a natural extension of the Company's existing core lines of business and an opportunity to achieve higher operating margins.

     Since its initial public offering, the Company has completed twelve acquisitions. For a description of these acquisitions see
"Business -- Acquisitions" on page 31 of this prospectus. These acquisitions were financed with borrowings under the Company's five year bank revolving credit facility (the "Credit Facility") and proceeds from the Company's public offerings in March 1997 and October 1997.

     The Company recognizes revenues as services are performed. A substantial amount of the Company's revenues are received, and operating costs are incurred, in foreign currencies (primarily the British Pound and the German Deutsche
Mark), with a significant amount of operating income being derived from operations in the United Kingdom and Germany. The denomination of foreign subsidiaries' account balances in their local currency exposes the Company to certain foreign exchange rate risks. The Company addresses the exposure by financing most working capital needs in the applicable foreign currencies. The Company does not engage in hedging transactions to reduce exposure to fluctuations in foreign currency exchange rates. Historically, the impact of foreign currency fluctuations on the Company has been insignificant.

RESULTS OF OPERATIONS

     The following table sets forth Statement of Operations data as a percentage of revenues for the periods indicated:

                                                                         NINE MONTHS
                                               FISCAL YEARS ENDED           ENDED
                                                 DECEMBER 31,(1)        SEPTEMBER 30,
                                             -----------------------    --------------
                                             1995     1996     1997     1997     1998
                                             -----    -----    -----    -----    -----
Revenues...................................  100.0%   100.0%   100.0%   100.0%   100.0%
Operating expenses:
  Cost of services.........................   73.8     74.2     74.1     74.3     72.1
  Field operating..........................   18.0     17.8     16.6     16.4     18.5
  Corporate general and administrative.....    6.5      5.6      5.4      5.7      4.4
                                             -----    -----    -----    -----    -----
     Operating income......................    1.7      2.4      3.9      3.7      5.1
Interest expense, net......................    0.8      0.8      0.4      0.5      0.5
Other income, net..........................   (0.5)    (0.1)    (0.2)    (0.2)    (0.1)
                                             -----    -----    -----    -----    -----
     Income before income taxes and
       extraordinary charges...............    1.4      1.7      3.7      3.4      4.6
Income tax provision.......................    0.5      0.7      1.4      1.3      1.9
                                             -----    -----    -----    -----    -----
     Income before extraordinary charges...    0.9      1.0      2.3      2.1      2.7
Extraordinary charges, net of taxes........     --       --     (0.1)    (0.3)      --
                                             -----    -----    -----    -----    -----
     Net income............................    0.9%     1.0%     2.2%     1.9%     2.7%
                                             =====    =====    =====    =====    =====

---------------

(1) The Company's fiscal year ends on the last Friday in December. Each of the fiscal years presented consists of 52 weeks.

NINE MONTHS ENDED SEPTEMBER 30, 1998 COMPARED TO NINE MONTHS ENDED SEPTEMBER 30, 1997

     Revenues. Revenues increased $122.6 million, or 62%, to $319.2 million for the nine months ended September 30, 1998 from $196.6 million in the comparable period of 1997. Of this increase, approximately $85.5 million was attributable to the acquisitions completed within one year. The remaining increase was a result of providing additional services to existing clients, entering into contracts to provide services to new clients and rate increases on existing contracts.

     Cost of Services. Cost of services represents the direct costs attributable to a specific contract, predominantly wages and related benefits, as well as certain related expenses such as workers' compensation and other direct labor related expenses. Cost of services increased $84.1 million, or 57%, to $230.1 million for the nine months ended September 30, 1998 from $146.0 million in the comparable period of 1997. As a percentage of revenues, cost of services decreased to 72.1% for the nine months ended September 30, 1998 from 74.3% in 1997. This decrease was primarily due to the effect of the growth in revenues of the Company's higher margin marketing execution and fulfillment and operational support services businesses.

     Field Operating Expenses. Field operating expenses represent expenses which directly support field operations, such as each district's management, facilities expenses (such as rent, communication costs and taxes), employee uniforms, equipment leasing, depreciation and maintenance, local sales and marketing activities and acquisition related goodwill. Field operating expenses increased $26.9 million, or 84%, to $59.1 million for the nine months ended September 30, 1998 from $32.1 million in the comparable period of 1997. As a percentage of revenues, field operating expenses increased to 18.5% for the nine months ended September 30, 1998 from 16.4% in 1997. This percentage increase was primarily attributable to the facility expenses of Gage, the Company's newly acquired marketing execution and fulfillment services business, and the amortization of acquisition related goodwill in 1998.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses include the cost of services the Company provides to support and manage its field activities. These expenses, which include corporate management, accounting and payroll, general administration, human resources management, professional fees, headquarters occupancy, marketing and management information services, increased $2.8 million, or 25%, to $13.9 million for the nine months ended September 30, 1998 from $11.1 million in the comparable period of 1997. As a percentage of revenues, these expenses decreased to 4.4% for the nine months ended September 30, 1998 from 5.7% in 1997. This percentage decrease was primarily due to better leveraging of corporate personnel.

     Operating Income. Operating income increased $8.9 million, or 122%, to $16.1 million for the nine months ended September 30, 1998 from $7.3 million in the comparable period of 1997. As a percentage of revenues, operating income improved to 5.1% for the nine months ended September 30, 1998 from 3.7% in 1997.

     Interest Expense, Net. Interest expense, net, increased $691,000, or 69%, to $1.7 million for the nine months ended September 30, 1998 from $1.0 million in the comparable period of 1997. Interest expense increased in 1998 due to the use of the Company's credit facility to fund acquisitions made in 1998.

     Income Tax Provision. Income tax provision increased $3.4 million, or 131%, to $6.0 million for the nine months ended September 30, 1998 from $2.6 million in the comparable period of 1997. The Company provided income taxes at a rate of 40.5% in 1998 and 38.5% in 1997. The increase in 1998 is due to the EMD and TUJA acquisitions in Germany, which has a higher corporate income tax rate.

     Income Before Extraordinary Charges. The Company expensed extraordinary items associated with the Company's initial public offering during the second quarter of 1997 of $385,000, net of taxes of $257,000. The extraordinary items consisted of the write-off of unamortized loan origination costs and debt discount.

     Net Income. Net income increased $5.0 million, or 134%, to $8.8 million, or 2.7% of revenues, for the nine months ended September 30, 1998 from net income of $3.7 million, or 1.9% of revenues, in the comparable period of 1997.

FISCAL 1997 COMPARED TO FISCAL 1996

     Revenues. Revenues increased $65.8 million, or 31%, to $276.0 million in fiscal 1997 from $210.2 million in fiscal 1996. Of this increase, approximately $6.3 million was attributable to the July 1996 Intersec acquisition and $15.2 million was attributable to the Midwest Staffing, RightSide Up, Lloyd, USA Security and EAS acquisitions completed in 1997. The remaining increase was a result of entering into contracts to provide services to new clients and as a result of providing additional services and expanding into new markets with existing clients.

     Cost of Services. Cost of services increased $48.6 million, or 31%, to $204.5 million in fiscal 1997 from $155.9 million in fiscal 1996. As a percentage of revenues, cost of services improved slightly at 74.1% in fiscal 1997 from 74.2% in fiscal 1996.

     Field Operating Expenses. Field operating expenses increased $8.5 million, or 23%, to $46.0 million in fiscal 1997 from $37.5 million in fiscal 1996. As a percentage of revenues, field operating expenses decreased to 16.6% in fiscal 1997 from 17.8% in fiscal 1996. This percentage decrease was primarily attributable to the better leveraging of existing field operations and termination of the Company's Florida transportation operations in the fall of 1996 which had significant field operating expenses.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses increased $3.1 million, or 27%, to $14.8 million in fiscal 1997 from $11.7 million in fiscal 1996. As a percentage of revenues, these expenses decreased to 5.4% in fiscal 1997 as compared to 5.6% in fiscal 1996. This percentage decrease was primarily due to the Company's ability to increase revenues without a commensurate increase in corporate expenses.

     Operating Income. Operating income increased $5.7 million, or 112%, to $10.7 million in fiscal 1997 from $5.0 million in fiscal 1996. As a percentage of revenues, operating income improved to 3.9% in fiscal 1997 from 2.4% in fiscal 1996.

     Interest Expense. Interest expense decreased $567,000, or 33%, to $1.2 million in fiscal 1997 from $1.7 million in fiscal 1996. Interest expense for fiscal 1997 decreased due to the application of the proceeds from the Company's initial public offering to repay the Company's outstanding debt in 1997.

     Income Tax Provision. Income tax provision increased $2.4 million, or 166%, to $3.9 million in fiscal 1997 from $1.5 million in fiscal 1996. The Company provided income taxes at rates of approximately 38% in fiscal 1997 and 40% in fiscal 1996. The reduction in the effective rate was primarily due to a reduction in the United Kingdom corporate tax rate in 1997.

     Income Before Extraordinary Charges. Income before extraordinary charges for fiscal 1997 increased $4.2 million, or 196%, to $6.4 million, or 2.3% of revenues, from $2.2 million, or 1.0% of revenues, for fiscal 1996. The Company expensed extraordinary charges during 1997 of $642,000, before income tax benefit of $257,000. The extraordinary charges consisted of the write-off of unamortized loan origination costs and debt discount.

     Net Income. Net income increased $3.8 million, or 178%, to $6.0 million, or 2.2% of revenues, in fiscal 1997 from $2.2 million, or 1.0% of revenues, in fiscal 1996.

FISCAL 1996 COMPARED TO FISCAL 1995

     Revenues. Revenues increased $41.6 million, or 24.6%, to $210.2 million in fiscal 1996 from $168.6 million in fiscal 1995. Of this increase, approximately $26.2 million was attributable to higher revenues from existing clients, approximately $9.1 million to services initiated for new clients and $6.3 million to the Intersec Acquisition. Revenues from existing clients increased 15.5% in fiscal 1996 over fiscal 1995 primarily as a result of providing additional services and expanding into new markets with these clients.

     Cost of Services. Cost of services increased $31.4 million, or 25.3%, to $155.9 million in fiscal 1996 from $124.5 million in fiscal 1995. As a percentage of revenues, cost of services increased to 74.2% in fiscal 1996 from 73.8% in fiscal 1995. This percentage increase was primarily attributable to lower gross margins on the terminated Florida transportation operations and operating inefficiencies associated with a contract in Detroit which began in April 1996. The Company believes based on subsequent operating results that it has corrected these inefficiencies through a change in management at the Detroit location and increases in rates paid to the Company with respect to this Detroit contract.

     Field Operating Expenses. Field operating expenses increased $7.2 million, or 23.6%, to $37.5 million in fiscal 1996 from $30.3 million in fiscal 1995, primarily as a result of administrative staff, systems and facilities expenses for new operations in Chicago, Cincinnati, San Francisco, Los Angeles and Seattle opened during fiscal 1996. As a percentage of revenues, these expenses decreased to 17.8% in fiscal 1996 from 18.0% in fiscal 1995.

     Corporate General and Administrative Expenses. Corporate general and administrative expenses increased $754,000, or 6.9%, to $11.7 million in fiscal 1996 from $10.9 million in fiscal 1995. As a percentage of revenues, these expenses decreased to 5.6% in fiscal 1996 from 6.5% in fiscal 1995. This percentage decrease was primarily due to the Company's ability to increase revenues without a commensurate increase in corporate expenses.

     Operating Income. Operating income increased $2.2 million, or 77.3%, to $5.0 million in fiscal 1996 from $2.8 million in fiscal 1995. As a percentage of revenues, operating income improved to 2.4% in fiscal 1996 from 1.7% in fiscal 1995.

     Interest Expense, Net. Net interest expense increased $417,000 to $1.7 million in fiscal 1996 from $1.3 million in fiscal 1995. This was the result of approximately $4.7 million of additional indebtedness incurred in connection with the Intersec Acquisition in July 1996 and higher borrowings under the Company's revolving line of credit.

     Other Income, Net. Other income, net decreased $519,000 to $301,000 in fiscal 1996 from $820,000 in fiscal 1995. This decrease was primarily due to the non-recurring collection of notes received in the sale of the Company's drug testing subsidiary in October 1995. See Note 3 of the Notes to the Company's Financial

Statements included in the Company's Annual Report on Form 10-K for the year ended December 31, 1997.

     Net Income. Net income increased $733,000, or 51.0%, to $2.2 million, or 1.0% of revenues, in fiscal 1996 from net income of $1.4 million, or 0.9% of revenues, in fiscal 1995. The Company's effective income tax rate was approximately 40.0% for fiscal 1996 compared to 38.9% in fiscal 1995.

QUARTERLY RESULTS AND SEASONALITY

     The following table sets forth statement of operations data for the fiscal quarters indicated. This quarterly information is unaudited but has been prepared on a basis consistent with the Company's audited financial statements. In the Company's opinion, this data includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of the information for the quarters presented. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                                       QUARTER ENDED
                                               -------------------------------------------------------------
                                               DECEMBER 31,      MARCH 31,       JUNE 30,      SEPTEMBER 30,
                                                   1997            1998            1998            1998
                                               -------------   -------------   -------------   -------------
                                                                      (IN THOUSANDS)
Revenues.....................................     $79,450         $84,500         $98,871        $135,813
Operating expenses:
  Cost of services...........................      58,501          62,842          72,755          94,505
  Field operating............................      13,810          14,420          17,074          27,560
  Corporate general and administrative.......       3,696           4,449           4,598           4,858
                                                  -------         -------         -------        --------
     Operating income........................       3,443           2,789           4,444           8,890
Interest expense, net........................         164              37             177           1,472
Other (income) expense, net..................        (280)           (282)            (17)              7
                                                  -------         -------         -------        --------
     Income before income taxes..............       3,559           3,034           4,284           7,411
Income tax provision.........................       1,265           1,210           1,717           3,043
                                                  -------         -------         -------        --------
     Net income..............................     $ 2,294         $ 1,824         $ 2,567        $  4,368
                                                  =======         =======         =======        ========

                                                                       QUARTER ENDED
                                               -------------------------------------------------------------
                                               DECEMBER 31,      MARCH 31,       JUNE 30,      SEPTEMBER 30,
                                                   1996            1997            1997            1997
                                               -------------   -------------   -------------   -------------
                                                                      (IN THOUSANDS)
Revenues.....................................     $59,671         $60,424         $63,770         $72,369
Operating expenses:
  Cost of services...........................      44,590          45,428          47,341          53,242
  Field operating............................      10,619           9,923          10,343          11,880
  Corporate general and administrative.......       3,272           3,435           3,668           4,041
                                                  -------         -------         -------         -------
     Operating income........................       1,190           1,638           2,418           3,206
Interest expense, net........................         567             648             170             177
Other (income) expense, net..................         (82)            (88)           (154)           (201)
                                                  -------         -------         -------         -------
     Income before income taxes and
       extraordinary charges.................         705           1,078           2,402           3,230
Income tax provision.........................         282             427             948           1,210
                                                  -------         -------         -------         -------
     Income before extraordinary charges.....         423             651           1,454           2,020
Extraordinary charges, net of taxes..........          --              --            (385)             --
                                                  -------         -------         -------         -------
     Net income..............................     $   423         $   651         $ 1,069         $ 2,020
                                                  =======         =======         =======         =======

     While the effects of seasonality on AHLS' business often are less apparent due to the timing of the addition of new clients, the performance of new services for existing clients or the completion of acquisitions, the Company's revenues tend to be lower in the first and fourth quarters of the fiscal year and highest in the third quarter of the fiscal year.

LIQUIDITY AND CAPITAL RESOURCES

     To support its rapid growth, AHLS has historically relied on borrowings under its Credit Facility. In November 1998, the Company amended its Credit Facility to provide for an increase from $150 million to $210 million in aggregate commitments from its lenders. Of the $210 million in aggregate commitments, the U.S. dollar equivalent of $100 million is available in foreign currencies. The interest rate under the Credit Facility is based, at the Company's option, upon LIBOR plus an applicable margin or the Domestic Base Rate (in the case of U.S. dollar borrowings) or the Foreign Base Rate (in the case of borrowings denominated in pounds sterling). The Domestic Base Rate is the greater of the rate publicly announced by First Union National Bank as its prime rate or the Federal Funds Rate plus 50 basis points. The Foreign Base Rate is the publicly announced base rate of Midland Bank plc plus 200 basis points. The applicable margin for LIBOR borrowings is based upon a matrix ranging from 87.5 basis points to 175 basis points, based upon the ratio of the Company's most recently reported total indebtedness to pro forma adjusted EBITDA. The Credit Facility is secured by substantially all the assets of the Company and its domestic subsidiaries, and borrowings under the Credit Facility made by foreign subsidiaries of the Company are secured by the assets of the foreign subsidiaries. The Credit Facility is subject to certain restrictive covenants. Giving effect to the November 1998 amendment to the Credit Facility, there was approximately $43.0 million of availability remaining under the Credit Facility as of December 30, 1998. The Company will repay a substantial portion of the amounts outstanding under the Credit Facility from the proceeds of this offering.

     Cash used in operating activities was $5.5 million for the nine months ended September 30, 1998 compared to cash provided by operating activities of $1.8 million for the nine months ended September 30, 1997. This decrease in cash from operating activities was primarily the result of an increase of $6.6 million in net income before depreciation and amortization offset by $13.3 million of changes in working capital due to increases in accounts receivable as a result of the Company's acquisitions, the growth in revenues and the timing of payments of accounts payable and accrued expenses. Cash used in investing activities for the nine months ended September 30, 1998 was $131.0 million compared to $12.3 million for the nine months ended September 30, 1997. The increased use of cash was principally as a result of the acquisitions made in 1998, which were larger than the acquisitions in 1997, and additional purchases of transportation and computer equipment. Cash provided by financing activities for the nine months ended September 30, 1998 was $132.3 million compared to $10.8 million for the nine months ended September 30, 1997. The increase in cash provided by financing activities for 1998 was principally the result of additional borrowings under the Credit Facility in 1998 to fund the acquisitions.

     Cash used in operating activities was $2.6 million in fiscal 1997 compared to cash provided by operating activities of $1.2 million for fiscal 1996. This decrease was the result of the increase of $5.3 million in net income before depreciation and amortization and extraordinary charges offset by $9.1 million of changes in working capital due to an increase in accounts receivable as a result of the increase in revenues and the timing of payments of accounts payable and accrued expenses. Cash used in investing activities for fiscal 1997 was $26.8 million compared to $4.0 million for fiscal 1996. This was principally the result of the five acquisitions completed in 1997 as compared to only one in 1996 as well as increased expenditures on capital assets, primarily transportation and computer equipment. Cash provided by financing activities for fiscal 1997 was $43.1 million compared to $3.4 million for fiscal 1996. The increase was principally the result of net proceeds from the public offerings of common stock in 1997 of $63.4 million offset by an increase in net payments of debt of $24.7 million, as compared to 1996.

     Cash provided by operating activities was $1.2 million for fiscal 1996 as compared to cash used in operating activities of $3.5 million in fiscal 1995. This increase was primarily the result of the increase of $1.0 million in net income before depreciation and amortization and by $2.9 million of changes in operating assets, primarily accounts receivable, accrued salaries and related benefits payable. These changes were consistent with the Company's higher volume of business. Cash used in investing activities for fiscal 1996 was $4.0 million as compared to $1.6 million in fiscal 1995, principally as a result of the Intersec acquisition made in July 1996. Cash provided by financing activities for fiscal 1996 was $3.3 million compared to $5.1 million in fiscal 1995, principally representing changes in borrowings under the Company's Credit Facility and issuance of the subordinated notes associated with the Intersec acquisition.

     Capital expenditures were $4.7 million, $2.0 million and $2.6 million in fiscal 1997, 1996 and 1995, respectively, and $7.6 and $1.9 million for the nine months ended September 30, 1998 and 1997, respectively. Historically, capital expenditures have been, and future expenditures are anticipated to be, primarily to support expansion of the Company's operations, including transportation equipment and management information systems. The Company's capital expenditures over the next several years, as a percentage of its revenues, are expected to be generally consistent with those of the past three fiscal years.

     In connection with certain acquisitions, the Company has agreed to pay additional consideration based on operating results of the acquired entity. The payment of any such earnouts could result in an increase in the purchase prices for such acquisitions and, as a result, additional goodwill.

     The Company completed its initial public offering in March 1997, raising net proceeds of approximately $22 million. These proceeds were used to repay all outstanding amounts under the Credit Facility, to repurchase an outstanding warrant and to retire other outstanding acquisition-related debt. The Company completed a follow-on offering in October 1997, raising net proceeds of approximately $41 million. These proceeds were used to repay outstanding debt of approximately $16 million, to fund acquisitions and for general corporate purposes, including working capital to support the Company's growth.

     The Company believes that funds generated from operations, together with existing cash, the net proceeds of this offering and borrowings under the Credit Facility, will be sufficient to finance its current operations, planned capital expenditures and internal growth for at least the next several years. If the Company were to make a significant acquisition for cash, it may be necessary for the Company to obtain additional debt or equity financing.

INFLATION

     The Company does not believe that inflation has had a material effect on its results of operations in recent years. However, there can be no assurance that the Company's business will not be affected by inflation in the future.

YEAR 2000

     The Company is currently in the process of addressing the Year 2000 issue, which is the result of computer programs being written using two digits rather than four to define the applicable year. As a result, computer applications and software may recognize an input of two zeros (00) as the year 1900. This incorrect date recognition could cause systems and software malfunctions that may have a material adverse effect on business operations. This potential problem could affect not only the Company's internal information systems but also those of third parties, such as clients and vendors using information systems that may interact with or affect the Company's operations.

     Company's Readiness. To ensure minimal business interruption due to computer failures, the Company has performed a review of various software applications and computer infrastructure that are likely to be affected by the Year 2000 issue. Both "IT systems" and "non-IT systems" were reviewed. IT systems refer to all pre-packaged and internally developed software applications and programs and related computer hardware. Non-IT systems refer to various equipment and devices that have "embedded" computer language, examples of which are computer integrated circuits ("chips") and telephone switches. The review was completed using the Company's employees and various computer consulting vendors.

     The Company's response is being conducted in phases. First all relevant computer systems were assessed as to functionality and to determine Year 2000 compliance. Second, for those systems and software found to be non-compliant or in need of upgrading, corrective steps are being and will be taken. Corrective steps primarily relate to development and purchasing of system software and hardware. Finally, all systems will be tested and then implemented at necessary levels. The Company has substantially completed the corrective phase and is transitioning into the testing and implementation phase. The Company's objectives are to complete substantially all remediation and replacement of internal information systems by June 1999, and to complete final testing and certification for Year 2000 readiness by September 1999.

     The Company presently believes that, with planned conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems.

     The Company has identified its significant clients and vendors that it believes, at this time, to be critical to the Company's business operations and steps are underway to ascertain their respective stages of readiness through the use of questionnaires, interviews, and other available means to determine the progress that those clients and vendors are making in remediating their own Year 2000 issues. The Company is requiring that significant clients and vendors certify those products and services to be Year 2000 compliant. However, there can be no assurance that the information systems provided by or utilized by other companies which affect the Company's operations will be timely revised in such a way as to allow them to continue normal business operations or furnish products, services or data to the Company without disruption.

     Cost of Compliance. The Company is replacing its non-compliant systems. Preliminary estimates for these new systems are in the range of $2.0 to $3.0 million. To date, the Company has incurred approximately $1.0 million of this estimated cost. The Company expects the majority of the remaining capital expenditures to be incurred in 1999. The Company's Year 2000 project costs are not expected to have a material impact on its results of operation or financial condition.

     Company Risk and Contingency Plans. The Company's systems identified as non-compliant or in need of replacement are being replaced. The Company expects these replacements to be substantially completed by year-end 1999. If needed conversions to the Company's information systems are not made on a timely basis or the Company's significant clients or vendors fail to make such remediations and conversions on a timely basis, it could have a material adverse effect on the Company's results of operation or financial condition.

     Forward-Looking Statements. The preceding Year 2000 discussion contains various forward-looking statements which represent the Company's beliefs or expectations regarding future events. When used in this discussion, the words "believes," "expects," "estimates" and similar expressions are intended to identify forward-looking statements. Forward-looking statements include, without limitation, the Company's expectations as to when it will complete the remediation and testing phases of its Year 2000 program as well as its Year 2000 contingency plans; its estimated cost of achieving Year 2000 readiness; and the Company's belief that its internal systems and equipment will be Year 2000 compliant in a timely manner. All forward-looking statements involve a number of risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause these differences include, but are not limited to, the availability of qualified personnel and other information technology resources, the ability to identify and remediate all date sensitive lines of computer code or to replace embedded computer chips in affected systems or equipment; and the actions of governmental agencies or other third parties with respect to Year 2000 issues.

                                    BUSINESS

     The Company is a leading provider of contract staffing and outsourcing solutions. The Company professionally manages a large workforce that performs tasks that its clients frequently regard as outside their core businesses. By assuming responsibility for these tasks, the Company seeks to improve the quality of the non-core operations of its clients and to reduce their costs. The Company's services are generally performed under long-term contracts, which have provided a significant source of predictable and recurring revenues.

     The Company services the multinational needs of its primarily Fortune 1000 clients through its 103 offices in North America and 66 offices in Europe. The Company's ten largest clients based on pro forma revenues are America OnLine, British Airways, Delta Air Lines, Federal Express, Ford, Mattel, Northwest Airlines, Publishers Clearing House, Reader's Digest and United Airlines. The Company focuses on developing and maintaining long-term client relationships. The Company's top ten clients have utilized the Company or its predecessors for an average of ten years. In addition, the Company has achieved an average annual retention rate of approximately 93% of contract billable hours over the last three fiscal years (excluding two operations the Company terminated in 1996).

     The Company has achieved significant growth in recent years, with its revenues achieving a compound annual growth rate of 27.6% from 1993 to 1997. The compound annual growth rate for internal growth during the same period was 24.2%. While the Company is focused on strong internal growth, it has also made accretive acquisitions to provide complementary higher margin services to our clients. These acquisitions have substantially changed the Company's business mix, reducing its historical dependence on the aviation industry, and improved its operating margins. Operating income for the nine months ended September 30, 1998 increased 122% from the comparable period of 1997.

     The Company's contract staffing and outsourcing solutions are divided into four lines of business:

- AVIATION SERVICES
   - pre-departure screening
   - passenger profiling
   - baggage claim and check
   - sky cap and wheelchair assistance
   - cargo handling
   - into-plane fueling
- FACILITY SUPPORT SERVICES
   - access control personnel
   - uniformed security officers
   - fixed route dedicated shuttle bus services
- MARKETING EXECUTION AND FULFILLMENT SERVICES
   - consumer and trade fulfillment
   - trade support services
   - e-commerce fulfillment
   - customer service support
- OPERATIONAL SUPPORT STAFFING SERVICES
   - assembly
   - warehousing
   - shipping
   - electrical
   - mechanical

     The Company began providing marketing execution and fulfillment services in October 1997 through its acquisition of RightSide Up and further expanded this business line through its acquisition of Gage in July 1998. This line of business represents a natural extension of the Company's contract staffing operations, enabling the Company to capitalize on its labor management expertise by providing higher margin services, such as program management and administration, advanced information systems and facilities for the storage and distribution of materials. The Company provides these services through a network of 18 facilities in North America to clients principally in the automotive, consumer, publishing and entertainment industries. The Company's marketing execution and fulfillment services clients include The Coca-Cola Company, Disney, Ford, Fox, General Motors, Kraft, Mattel, ONSALE, Proctor & Gamble, Publishers Clearing House and Reader's Digest.

INDUSTRY OVERVIEW

     Many corporations and other institutions need to recruit, hire, train, motivate and manage large numbers of personnel to handle non-core functions in labor environments often characterized by relatively low pay and high turnover rates. Enterprises incur considerable expense and invest substantial amounts of management time in managing this process. These enterprises are increasingly contracting with specialized third party providers to better ensure long-term labor availability for support functions. Contract staffing and outsourcing service providers often are able to provide higher quality services at a lower cost than these enterprises are able to provide themselves. Outsourcing these functions shifts employment costs and responsibilities, such as workers' compensation, recruitment and turnover costs and changes in labor regulations, to outside vendors and allows enterprises to reduce the administrative overhead and time necessary to properly manage non-core functions.

     The market for contract staffing and outsourcing services has evolved as companies increasingly outsource non-core functions. The outsourcing company provides on-site management of staff, assumes responsibility for a particular function (including designing and implementing a solution for its client) and shares in the economic benefits derived from improved execution of the function. As enterprises centralize purchasing decisions and seek to reduce the number of vendors with whom they do business, the ability of providers to offer national account capability and national and international coverage is growing in importance. These trends, as well as the increasing need for capital and management depth for growth, are creating consolidation opportunities in the highly fragmented contract staffing and outsourcing services industry.

     Aviation Services. While airlines have historically outsourced certain functions, such as food service and pre-departure screening, they are increasingly outsourcing other functions not directly related to flight operations. Aviation service functions that are increasingly being outsourced include passenger profiling, baggage claim and check, sky cap, aircraft clean and search, wheelchair assistance, inter-gate cart, escorting of unaccompanied minors, ticketing and check-in, cargo handling and into-plane fueling. While the trend toward outsourcing labor management in Europe is not as developed as it is in the United States, the Company expects two trends to increase demand for contract staffing of aviation services in Europe: (i) the privatization of major airlines, which should increase their focus on improving operating performance, and (ii) the liberalization of airport authority licensing, which currently restricts the number of vendors that may provide services at a particular location. The European Union has mandated that European airports be opened to increased competition to provide various ground and passenger services beginning in January 1999.

     Facility Support Services. In addition to the general trends that have contributed to the growth of contract staffing and outsourcing services, several developments have contributed to the increased demand for facility support services in recent years. Increases in crime, the greater value of both business equipment and various types of inventory, and growth in the size of many facilities have contributed to greater demand for access control and commercial security services. Businesses, educational institutions and governmental authorities are also adding fixed route, dedicated shuttle bus services as the scale of their physical facilities grows larger, the numbers of employees and students increase, and urban congestion and sprawl increase the need for transportation solutions.

     Marketing Execution and Fulfillment Services. Recent trends in the way marketers deliver their marketing messages and sell and deliver their goods have resulted in growth in outsourcing of marketing execution and fulfillment services. Marketing messages are delivered to more focused groups of customers through specialized point of purchase, direct marketing and telemarketing programs. In addition, product sales through the Internet and from catalogues are growing. Customers expect reliable, rapid delivery of their purchases with minimal delivery costs. Marketing execution and fulfillment companies specialize in managing the complexities of implementing these sales and marketing programs, including the receipt of orders, picking, packing and shipping of kits to retailers and product orders to customers, customer service, credit card processing, inventory management and database development. Due to the growing complexity of efficiently performing these tasks, clients are increasingly seeking larger, national vendors with capabilities to handle unique marketing programs, multiple types of order taking and delivery methods, and handle both large and small distribution volumes.

     Operational Support Staffing Services. The trends toward outsourcing, increased specialization and an emphasis on productivity have led many enterprises to outsource task repetitive, labor intensive functions such as light assembly and manufacturing, warehousing and shipping. Each of these functions involves certain repetitive tasks, such as sorting, selecting, moving, packing and labeling various items. Third party providers are increasingly developing "best practices" for each of these functions in order to improve productivity and efficiency. Additionally, enterprises are increasingly utilizing contract staffing in order to manage their cost structures when faced with seasonality or other factors causing fluctuations in their volume of production. Typically, German companies outsource semi-skilled laborers, including mechanics, plumbers and electricians. Outsourcing companies are able to charge higher billing rates than for unskilled laborers, and the contracts generally have longer terms.

STRATEGY

     AHLS believes there are significant opportunities to expand its business as existing clients and other large corporations and institutions utilize contract staffing and outsourcing solutions that will enable them to focus on their core competencies. Key elements of the Company's strategy include:

        Continue to Focus on Core Competency. The Company's core competency is its ability to recruit, hire, train, motivate and manage a large workforce to provide the non-core support services needed by its clients. The Company believes that it has achieved lower employee turnover rates than are typical in its lines of business, enabling the Company to provide higher levels of service while expanding its business. The Company believes its core labor management competencies can be leveraged across a wide range of contract staffing and outsourcing functions.

        Cross-Sell Services and Pursue New Opportunities. Throughout its history, the Company has focused on internal growth by offering high quality, value-added services, introducing and cross-selling new services to existing clients and expanding into new geographic markets. The Company's revenues (excluding revenues derived from acquired companies) increased from $104.1 million in 1993 to $248.2 million in 1997, representing a compound annual growth rate of 24.2%. The Company believes that its reputation for quality service has been critical in attracting new clients and retaining existing clients, as well as in securing contract renewals. Once the Company begins to provide a client with a particular service in a local market, the Company seeks to capitalize on its ability to provide that service in additional markets and to provide new services to the client. The Company believes there are substantial opportunities to expand relationships with existing clients by cross-selling the full range of its services. In addition, the Company believes its multinational capabilities and breadth of services allow it to compete effectively against companies that provide a more limited range of services. The Company has 75 sales representatives in the United States and Europe, and it is currently implementing a new marketing program that will increase its emphasis on national account selling.

        Develop Long-Term Client Relationships. AHLS targets large corporations and institutions that have significant needs for contract staffing and outsourcing solutions. The Company has established long-term relationships with most of its large clients through preferred outsourcing vendor relationships. The Company's top ten clients (based on pro forma revenues for the nine months ended September 30, 1998) have utilized the Company or its predecessors' services for an average of ten years. In addition, the Company has achieved an average annual retention rate of approximately 93% of contract billable hours over the last three fiscal years (excluding two operations the Company terminated in 1996). These long-term relationships have provided the Company with a significant source of predictable and recurring revenues. Building and maintaining relationships with its clients' senior executives and local operating personnel is an important operating philosophy of the Company.

        Capitalize on Multinational Capabilities. Companies are centralizing purchasing decisions and seeking to reduce the number of vendors with whom they do business. As a result, the ability of contract staffing and outsourcing providers to offer national and international coverage is growing in importance. Through its operations in 103 offices in North America and 66 offices in three European countries, AHLS is able to service the multinational needs of its clients. The Company's multinational presence also reduces its reliance on the economic conditions in any single country. For example, the Company's three largest clients utilize AHLS' services in both their North American and European operations. The Company believes its ability to provide a consistently high level of service at numerous locations worldwide provides it with a significant competitive advantage while strengthening and diversifying its economic base.

        Expand Margins by Changing its Business Mix and Leveraging its
     Density. Since its March 1997 initial public offering, the Company has added two lines of business -- operational support staffing and marketing execution and fulfillment services. These higher margin businesses utilize the Company's core competency of workforce retention and management, and also include "value-added" elements such as program management and administration, advanced information systems and facilities for the storage and distribution of materials. By offering these value added services, the Company believes it can better serve the needs of its clients and expand its operating margins. The Company has also expanded its operating margins by increasing the "density" in its existing lines of business in order to achieve economies of scale and leverage its corporate and field operating infrastructure. For the nine months ended September 30, 1998, the Company's operating margin was 5.1% compared with 3.7% for the comparable period of 1997.

        Continue to Seek Strategic Acquisitions. AHLS actively seeks accretive acquisitions in an effort to further develop its service offerings and geographic coverage. Since May 1997, the Company has completed twelve acquisitions aggregating approximately $288 million in revenues (for the calendar year prior to their acquisition), including seven acquisitions in 1998. Specifically, the Company has pursued acquisitions in the operational support staffing and marketing execution and fulfillment businesses, which represent a natural extension of the Company's previous lines of business and an opportunity to achieve higher operating margins. The Company expects to focus on completing additional acquisitions in these lines of business, while continuing to acquire aviation services or facility support services businesses on an opportunistic basis. The Company believes that a disciplined acquisition program and an effective integration process allow the Company to leverage its existing infrastructure and capitalize on the fragmented nature of the contract staffing and outsourcing industry.

SERVICES PROVIDED

     The following table presents information with respect to the percentage of the Company's revenues by business line for the periods shown:

                                                 TWELVE MONTHS ENDED      NINE MONTHS ENDED
                                                    DECEMBER 31,         SEPTEMBER 30, 1998
                                                ---------------------   ---------------------
                BUSINESS LINES                  1995    1996    1997    ACTUAL   PRO FORMA(1)
                --------------                  -----   -----   -----   ------   ------------
Aviation services.............................    64%     59%     58%     43%         34%
Facility support services.....................    36      41      39      31          25
Operational support staffing services.........    --      --       3      17          22
Marketing execution and fulfillment
  services....................................    --      --       *       9          19
                                                 ---     ---     ---     ---         ---
          Total...............................   100%    100%    100%    100%        100%
                                                 ===     ===     ===     ===         ===

---------------

  * Less than 1%.
(1) Includes revenues of Gage and EMD as if the acquisitions of Gage and EMD had occurred on January 1, 1998. Does not include revenues of five other companies acquired by the Company during 1998 for the period prior to their acquisition. See "-- Acquisitions."

  Aviation Services

     The Company is one of the largest providers of pre-departure screening and passenger profiling services in the United States and Europe, currently providing services at 44 airports in the United States and 28 airports in Europe. Pre-departure screening is a security procedure performed at all commercial airports in the United States and the United Kingdom under mandates of the Federal Aviation Administration ("FAA") and the United Kingdom Department of Transport and at many other airports throughout the world under similar mandates of other regulatory authorities. At pre-departure screening checkpoints, all passengers and other airport patrons must physically pass through a device called a magnetometer, designed to reveal the presence of metal objects, and all carry-on baggage and other items carried into the concourse or gate area must pass through an X-ray device to determine whether certain suspicious materials are present. Major airports at which the Company provides pre-departure screening services in the United States include Los Angeles International, New York -- Kennedy and LaGuardia,
Washington -- National and Dulles, Denver International, Chicago -- O'Hare, San Francisco, Orlando, Boston and Dallas.

     In Europe, the Company's employees perform a sophisticated passenger profiling procedure which has been used by certain major European airlines for several years at high-risk international airports in Europe. In 1994 the FAA mandated passenger profiling for U.S. airlines' international flights from those airports. Passenger profiling seeks to identify a potential threat before it materializes by means of interviewing, document verification and behavioral analysis. This procedure results in the classification of the vast majority of passengers as low risk, thereby enabling more scrutiny to be focused on higher risk passengers. The Company has been providing profiling services in Europe since 1992 and management believes that if the FAA were to mandate profiling in the United States, the Company would be well-positioned to quickly implement profiling procedures for its U.S. clients. See "-- Government Regulation." Major airports at which the Company provides passenger profiling services include London -- Heathrow, Paris -- Charles de Gaulle, Frankfurt, Berlin and Munich.

     The Company prepares cargo and mail for flight by sorting, packaging and transporting the cargo and mail to and from airplanes. In some cases, the Company provides the actual staffing of customer counters and data input into the airline's cargo computer system, in addition to handling the cargo. Cargo services are provided in certain markets pursuant to outsourcing arrangements, under which the Company manages the entire process for its clients. The Company processes air cargo for several of its major aviation clients, including Delta Air Lines, United Airlines and Lufthansa Airlines. The Company also provides cargo services to Air China and SwissAir in New York and Cathay Pacific and Vanguard in Seattle pursuant to subcontracts from Delta Air Lines. In addition to cargo handling, the Company provides U.S. Postal Service mail handling for Delta Air Lines in selected locations.

     The Company provides guarding and control of airport entrances, checking of employee identification cards and baggage, guarding and control of employee parking lots and under-the-wing guarding of parked aircraft in Europe. Furthermore, the Company provides a variety of other aviation services to its airline clients, including baggage claim and check, aircraft clean and search, lost baggage delivery or replacement services, sky cap, wheelchair assistance, escorting of unaccompanied minors, inter-gate cart services and into-plane fueling.

  Facility Support Services

     The Company provides business and facility access control, special event security and uniformed security officer services to a broad range of commercial and governmental clients. The Company's access control personnel are used at office and government buildings, airports, hospitals, distribution centers, sports arenas, museums and other facilities.

     Depending on the needs of the client, security officers are on premises, often around-the-clock, to provide facility security, access control, personnel security checks and traffic and parking control and to guard against fire, theft, sabotage and safety hazards. The Company's security officers are trained to respond appropriately to emergency situations and report fires, intrusions, natural disasters, work accidents and medical crises to appropriate authorities. Fewer than one percent of the Company's security personnel are armed. See "Risk Factors -- Risks Relating to Labor Force."

     The Company provides fixed route, dedicated shuttle bus services in 19 locations within the United States and two locations in the United Kingdom through its fleet of approximately 295 shuttle bus vehicles. The vehicles generally seat between 15 and 50 passengers. Under its shuttle bus contracts, the Company provides the shuttle bus and the driver. During fiscal 1997, AHLS vehicles traveled more than 7,000,000 miles and operated for more than 700,000 hours. AHLS currently provides (1) campus shuttle services at The Georgia Institute of Technology, Emory University, S.W. Texas State University and The American School in London, (2) corporate shuttle services between various facilities of The Coca-Cola Company, Georgia Power and Federal Express, (3) public parking shuttle services for Port of New York, the Memphis/Shelby County Airport Authority and the Nashville Airport Authority,
(4) employee transportation services from employee parking lots for Port of New York, Federal Express and Delta Air Lines and (5) airside crew and passenger transport at Heathrow Airport.

  Operational Support Staffing Services

     The Company provides staffing for operational support services, which includes providing staffing for assembly, warehousing, shipping, electrical and mechanical functions. The Company began providing operational support staffing services with the acquisition of Lloyd and further expanded its operations in this area through the acquisitions of Midwest Staffing and SES in the United States, TUJA, EMD and Verfurth in Germany and Right Associates in the United Kingdom. The Company's operational support staffing services are provided through 16 branch offices located in the Chicago and Baltimore metropolitan areas, through 38 offices located throughout the Hamburg, Munich and Frankfurt metropolitan areas and through three branch offices located south of London.

  Marketing Execution and Fulfillment Services

     The Company began providing marketing execution and fulfillment services with the acquisition of RightSide Up in October 1997 and further expanded its operations in this area through the acquisition of Gage in July 1998. The Company provides marketing execution and fulfillment services for clients in the automotive, consumer, travel and entertainment industries, including The Coca-Cola Company, Disney, Ford, Fox, General Motors, Kraft, Mattel, ONSALE, Proctor & Gamble, Publishers Clearing House and Reader's Digest. The Company provides a comprehensive array of marketing support services, enabling it to execute and administer complex, multifaceted marketing programs for its clients. These programs include consumer and trade fulfillment, trade support services, e-commerce fulfillment and customer support services.

     Consumer and Trade Fulfillment Programs. The Company's execution and administration of consumer promotion programs and direct response fulfillment services typically involves (1) receiving consumer orders (via mail, telephone or the Internet), (2) processing the order to check for compliance and validate materials submitted, (3) fulfilling the order by developing or selecting from inventory the refund, coupon, premium, sample or merchandise and packing, labeling and shipping it to the consumer, (4) reporting program results to the client, either by mail or electronically, (5) providing customer service regarding the product, promotion or order status, and (6) providing related data entry services, including information from warranty cards, credit cards and promotion media.

     Similarly, corporations use the Company's fulfillment services to distribute point-of-purchase displays, new product introduction literature, posters, banners, demonstration kits, signs, samples and other sales and marketing materials to distributors, retailers and other trade channels. In providing these services, the Company (1) receives, stores, controls and manages inventory owned by the client, (2) prints and personalizes trade materials, (3) manages and coordinates shipment of materials, (4) provides database management and information processing services and (5) operates call centers to process requests for information. In providing trade materials and trade promotion fulfillment, the Company provides many of the same services it provides to clients utilizing its consumer promotion or direct response fulfillment services, including order receipt, processing, fulfillment, reporting and customer services.

     Trade Support Services. The Company executes trade support services for its clients that have extensive distribution or franchise networks. Services include (1) the collection and sorting of memoranda and informational mailings, training and support materials, and other communications, (2) packaging and shipping the information, and (3) in-bound teleservices support to answer questions and solve problems for the client's trade channels.

     E-Commerce Fulfillment. The Company executes fulfillment services for clients who sell products over the Internet's World Wide Web. The services include (1) receipt and tracking of client inventory, (2) storage of inventory in secured areas, (3) receipt of customer orders via the Internet, (4) fulfillment of orders by selecting from inventory the merchandise ordered and packing, labeling and shipping the merchandise to the consumer within 24 hours, and (5) production of reports, files, and transaction records transmitted to the client via the Internet. Products fulfilled by the Company include personal computers, consumer electronics, housewares, sports and fitness equipment, vacation packages and specialty foods.

     Customer Support Services. The Company receives orders from consumers and also provides inbound customer service focusing on business-to-consumer applications, with increasing activity in business-to-business applications. The Company receives and processes orders from consumers and handles inquiries relating to billing, product information, product uses, product problems or concerns, and client services. The Company has particular expertise in regulated industries, housewares, electronics, publishing and packaged goods.

ACQUISITIONS

     The Company's management has extensive experience in identifying acquisition candidates, completing acquisitions and integrating acquired companies into the Company's operating infrastructure. Since the completion of its initial public offering in March 1997, the Company has completed twelve acquisitions. Each acquired company had operating margins in excess of the Company's operating margin at the time of acquisition and was immediately accretive to earnings. Together these acquisitions have significantly increased the Company's presence in Europe, added new lines of business to the Company's operations and increased density in the Company's existing lines of business.

     The table below provides certain information with respect to the acquisitions that the Company has completed since its initial public offering in March 1997:

                                  REVENUES FOR THE
                                   CALENDAR YEAR
DATE             COMPANY        PRIOR TO ACQUISITION          HEADQUARTERS             SERVICES PROVIDED
----             -------       ----------------------         ------------             -----------------
                                   (IN MILLIONS)
Dec 1998     Verfurth........          $20.0               Munster, Germany     Operational Support Staffing
Dec 1998     UNICCO..........           50.0               Boston, MA           Facility Support Services
Aug 1998     Right
             Associates......           17.0               Portsmouth, England  Operational Support Staffing
July 1998    EMD.............           50.0               Frankfurt, Germany   Operational Support Staffing
July 1998    Gage Marketing
             Support
             Services........           80.0               Minneapolis, MN      Marketing Execution/Fulfillment
Apr 1998     TUJA............           16.0               Munich, Germany      Operational Support Staffing
Feb 1998     SES Staffing
             Solutions.......           16.0               Baltimore, MD        Operational Support Staffing
Dec 1997     Midwest
             Staffing........            8.0               Chicago, IL          Operational Support Staffing
Oct 1997     RightSide Up....            6.4(1)            Los Angeles, CA      Marketing Execution/Fulfillment
Sept 1997    Lloyd Creative
             Staffing........           14.0               Chicago, IL          Operational Support Staffing
June 1997    USA Security....            8.6               Hackensack, NJ       Facility Support Services
May 1997     Executive
             Aircraft
             Services........            2.4               London, England      Aviation Services

---------------

(1) For the twelve months ended August 31, 1997

CONTRACT TERMS

     Substantially all the Company's services are provided under long-term contracts, typically having terms of one to five years, which have provided the Company with a significant source of predictable recurring revenues. Although the terms of the Company's contracts vary significantly, the Company's aviation services, facility support services and operational support services businesses generally agree to provide a stated service level and clients generally agree to pay the Company an hourly rate for services provided. Certain of the Company's clients, especially in the cargo services area, are billed a fixed dollar amount per month for services performed. Under some contracts, the Company is entitled to rate increases when there are increases in the Federal minimum wage, notwithstanding that most of the Company's employees are paid at rates in excess of the Federal minimum wage. In the marketing execution and fulfillment services business, the Company generally enters into three year contracts with its clients, pursuant to which it agrees to provide services for a fixed number of programs per year. The scope and magnitude of the programs are determined by the client.

     Most contracts have multi-year terms and are generally terminable by either party upon 30 to 90 days written notice. The Company's contracts have rarely been terminated. Most of the contracts entered into by the Company have been renewed or extended upon the expiration of their original terms. The Company has experienced an average annual retention rate of approximately 93% of its contracts over the last three fiscal years (excluding two operations the Company terminated in 1996).

SALES AND MARKETING

     AHLS targets large corporations and institutions that have significant contract staffing and outsourcing needs, marketing its services to potential clients through senior management, regional and district managers and a local sales force. As part of its operating philosophy, the Company emphasizes building and maintaining relationships with personnel at various levels of its clients' organizations, including relationships with both senior executives and local operating personnel.

     The Company is currently implementing a national sales and marketing strategy, under which the Company focuses on cross-selling its services to its primarily Fortune 1000 clients. Furthermore, the Company has designated certain senior managers as responsible for specific national account relationships and is in the process of adding national account sales representatives.

     The Company's facility support services businesses have a local sales force in the United States of 39 representatives located in AHLS' regional and district offices and four sales representatives in Europe. The Company's operational support staffing services business has 14 sales representatives in the United States and Europe. The Company's marketing execution and fulfillment services business has 18 sales representatives in the United States and is planning to add a national account sales structure during 1999. Many of AHLS's managers also have sales responsibilities and a portion of their incentive compensation is dependent on meeting sales goals. The sales and marketing function for the Company's aviation services business is handled primarily by corporate management.

WORKFORCE MANAGEMENT

     The Company's core competency includes recruiting, hiring, training, motivating and managing the large numbers of personnel required to provide many of the support services needed by its clients. The Company's district managers and their human resources staff have ongoing responsibility for hiring, recruiting and training the Company's local workforce.

     Recruiting. The Company has developed innovative recruiting methods that have been particularly effective in reaching targeted pools of prospective employees, in addition to utilizing traditional recruiting methods such as job fairs, trade journals, local advertising, and interviewing at vocational schools. After analyzing the demographics of each market, the Company seeks to establish relationships with community groups and leaders. For example, in a number of markets, the Company has found that senior citizens are an excellent source of potential employees for its pre-departure screening services and recruiters frequently visit senior citizen centers. The Company leverages these community relationships to provide a feeder into the Company's employment pool and believes that current Company employees serve as effective recruiters for the Company. The Company believes these methods are more effective than more traditional recruiting methods.

     Hiring. Within the United States, every employee hired by the Company must complete a written application and provide proof of citizenship or resident alien status. Further, most employees are subject to a 10-year employment and criminal background check, which is conducted internally by the Company. Unlike many of its competitors, the Company requires mandatory pre-employment drug testing for all aviation and commercial security services employees.

     In Europe, the Company screens potential applicants through a telephone interview, and each potential employee must complete a written application and undergo an interview that includes vision, hearing and psychological testing. An initial one-year background check is required for every new employee. Each

European employee is hired subject to a three month probationary period and continuity of employment is subject to a 20-year background check. Where legally permitted, employees in certain European countries are also subject to random drug testing.

     Training. The Company provides in-house classroom and on-the-job training programs for its hourly personnel through videos, guest lecturers and full-time trainers who are employed at the Company's major district locations. The Company is ISO 9002-certified in its commercial security business in the United Kingdom and certain of its marketing execution and fulfillment services operations in the United States. The Company is in the process of establishing performance measures to improve job focus and accountability, create a quality audit process and implement "best practices and procedures" in the Company's field operations. The Company is the only organization approved by the U.K. DOT to provide aviation security training to personnel of the U.K. DOT, the agency that regulates aviation security matters in the United Kingdom.

     Retention. The Company believes that employee retention is critical to lowering operating costs and providing high quality service to its clients. Accordingly, the Company places significant emphasis on programs to motivate its employees and reduce employee turnover. Since inception, the Company has been able to provide quality service and expand its business despite the high employee turnover that is inherent in low wage, task-repetitive positions. The Company's "110% Club" recognizes employees for superior attendance, attitude, appearance and performance. Members receive quarterly bonuses and other rewards, and are recognized throughout the Company. The Company has also enhanced employee benefits by adding an employee stock purchase plan, which is available to all employees with three months of active service. The Company believes its historical retention rates are significantly higher than industry averages.

     Field Management. The Company has developed a management structure under which significant workforce decisions are made at the local level, thereby requiring field managers to assume responsibility for recruiting, hiring and retention. The Company's bonus system for regional and district managers is based upon achievement of specific performance objectives, including revenue, profitability, new business and client retention. Regional and district managers can earn bonuses of up to 35% of their base compensation by achieving all their objectives established annually by the Company. The Company has a stock option plan for key corporate and field management.

     Employees. As of September 30, 1998, the Company had 25,540 employees. Approximately 1,840 of the Company's employees are covered by collective bargaining agreements. Each of these agreements was assumed by the Company in connection with an acquisition or an outsourcing contract previously held by another vendor. Over the last three years, unions initiated five efforts to organize certain Company employees, each of which failed to receive sufficient support to require a vote. The Company considers its relations with its employees to be good.

MANAGEMENT INFORMATION SYSTEMS

     The Company's management information systems contribute significantly to its daily operations, financial performance and customer service. The Company has invested, and will continue to invest, resources in the development of systems to grow and support the business needs of its clients.

     In aviation services, the Company has developed and is implementing an application to help manage its large workforce effectively through integrated employee tracking, scheduling, time recording and reporting. In facility support services, the Company has implemented at certain locations an automated, integrated scheduling and time capture application which confirms an employee is serving the customer as required. The Company will continue to integrate these systems into the contract management, billing and payroll processes during 1999. In operational support staffing services, the Company acquired several integrated scheduling and accounting systems through its acquisitions. In marketing execution and fulfillment services, the Company uses technology extensively. The state-of-the-art marketing and sales support applications and related infrastructure provide the business with order entry and inventory control automation, organized distribution facilities, efficient out-bound logistics, and valuable management database and reporting system.

     Across all its business lines, the Company has utilized technology to simplify, automate and integrate the administrative and management reporting processes that serve its business units.

COMPETITION

     The contract staffing and outsourcing industry is extremely competitive and highly fragmented, with limited barriers to entry. Companies within the contract staffing and outsourcing industry compete on the basis of the quality of service provided, their ability to provide national and international services, the range of services offered, and price. The Company believes its competitive advantages include its reputation for providing high quality service and its ability to serve large clients in the United States and Europe. Most of the Company's competitors offer a more limited range of services and focus on a few specific industries.

     The Company competes in international, national, regional and local markets with outsourcing companies, specialized contract service providers and in-house organizations that provide services to potential clients and third parties. AHLS' principal national competitors include:

     - Aviation services -- ICTS International N.V., Globe Aviation Securities Corporation and International Total Services, Inc.;

     - Facility support services -- Borg-Warner Security Corporation, Guardsmark, Inc. and The Wackenhut Corporation;

     - Operational support staffing services -- Manpower, Inc., Kelly Services, Inc. and Olsten Corporation; and

     - Marketing execution and fulfillment services -- Young America Corporation, StarTek, Inc. and LCS Industries.

     The Company also competes with numerous local and regional companies as well as divisions of several major staffing companies. Certain of the Company's competitors and potential competitors have significantly greater financial resources and larger operations than the Company.

GOVERNMENT REGULATION

     Current Regulations Relating to Aviation Security. The Company's business, particularly its aviation services line of business, is significantly affected by government regulation. The aviation security services provided by the Company are subject to extensive regulation by the Federal Aviation Administration in the United States and comparable regulatory authorities in Europe. Aviation security in the United States is subject to regulations and directives issued by the FAA and to legislation enacted by the United States Congress. Under current regulations, responsibility for aviation security is shared between the FAA and various other federal, state and local agencies and industry participants (which include air carriers and airport authorities as well as independent contractors that perform services for or on behalf of these industry participants). The FAA conducts threat and vulnerability assessments and, through its regulatory authority, directs the aviation industry to implement measures that address existing and anticipated threat situations. The FAA also tests security measures at airports to assess vulnerabilities in current airport security systems. Any change in the FAA's directives relating to aviation security could affect the Company's operations in the aviation services business.

     Under FAA regulations, which the FAA has proposed to revise through rulemaking proceedings, each air carrier and airport authority must adopt and carry out an FAA-approved security program that provides for the safety of persons and property traveling in air transportation against acts of criminal violence and aircraft piracy. Air carriers are responsible for providing security measures for all people and items connected with their aircraft, including passengers, baggage, and maintenance and flight crews. Airport authorities are responsible for maintaining a secure environment on airport grounds and for providing law enforcement support and training.

     Each security program adopted by an airline must include: (1) the screening of passengers and their carry-on baggage, and other persons having access to controlled areas, to prevent the carriage aboard aircraft of weapons or explosive devices, (2) controlling access to aircraft, checked baggage and cargo, (3) appropriate controls on shipping of cargo and (4) security inspection of any aircraft left unattended.

     Airlines may utilize either their own employees or third-party contractors to carry out their security programs. Screeners operating X-ray systems must receive initial and recurrent training in the detection of weapons and other dangerous articles. Certain of these requirements are currently the subject of an FAA rulemaking proceeding, which has been delayed until more data becomes available, and may be modified upon adoption of final rules.

     From time to time, the FAA issues directives requiring the implementation of specific actions by air carriers and airport authorities. For example, following the destruction of TWA flight 800 in July 1996, the FAA began to require additional passenger profiling for specified types of flights, matching of passengers and checked baggage, additional searching of aircraft cabins and cargo areas, additional physical searches of carry-on items and other enhanced security measures. The Company's business can be negatively or positively affected by any such directives.

     Generally, European standards for aviation security are more stringent than those currently in effect in the United States. Passengers are subject to more comprehensive "profiling" and review of documents; parked aircraft must be guarded, searched and cleaned in accordance with applicable regulations; passenger baggage is subject to match procedures as well as random X-ray and hand searches; commercial cargo is guarded and subject to random X-ray searches; and airline employees and other crews are subject to additional security measures. The FAA requires that U.S. airlines utilize similar passenger profiling programs in their European operations.

     The Company is subject to random periodic testing by the FAA with regard to adherence to regulations relating to pre-departure screening and passenger profiling, hiring practices (including background checks, drug testing, training and individual employee file maintenance) and baggage handling. In the United Kingdom, the U.K. DOT also conducts testing relating to passenger and baggage handling, aircraft security, document verification and employee background checks. Any failure to meet these performance standards or to pass these tests may result in the loss of a contract or the Company's license to perform services, either of which is likely to have a material adverse effect on the Company's reputation, business, results of operations and financial condition.

     Recent Developments Relating to Aviation Security. Several initiatives by United States governmental authorities and industry participants have resulted in recommended changes in regulatory requirements relating to aviation security. These initiatives have been undertaken by the United States Congress, through provisions of the Federal Aviation Reauthorization Act of 1996 (the "1996 Act"); the White House Commission on Aviation Safety and Security (the "Gore Commission"), which published its final report in February 1997; and the Aviation Security Advisory Committee ("ASAC"), a committee of government, industry, and consumer advocacy representatives that issued its recommendations in December 1996. Each of these groups has considered issues that have ranged from the fundamental structure of, and sharing of responsibilities relating to, aviation security to specific near-term measures that could be implemented to improve aviation security.

     The Gore Commission, included the heads of various federal agencies and was charged with making recommendations as to how the partnership between the U.S. government and industry participants can achieve improved aviation security. The Gore Commission issued its final report in February 1997 and included among its recommendations:

        (1) development of uniform performance standards for the selection, training and certification of pre-departure screening companies;

        (2) implementation of procedures for matching of passengers and checked baggage on a nationwide basis no later than December 31, 1997;

        (3) the continued development and implementation of an automated passenger profiling system; and

        (4) utilization of U.S. Customs Service personnel and computer systems to complement the efforts of the FAA and other federal agencies.

     On February 12, 1998, Transportation Secretary Rodney Slater presented Vice President Gore with a one year status report on the progress of the implementation of the recommendations of the Gore Commission. With regard to development of uniform standards for the selection, training, and certification of pre-departure screening companies, the FAA issued an Advance Notice of Proposed Rulemaking ("ANPRM") on March 17, 1997 to solicit comments on certification of screening companies. The FAA announced the withdrawal of this ANPRM in the May 13, 1998 Federal Register. The FAA noted that uniform screener performance standards will be a key component of the rule regarding certification of screener companies and that an automated screener testing system is currently in the development and testing process. The FAA decided to withdraw the ANPRM before proceeding with any rulemaking until the automated system has been adequately field tested and evaluated. This automated system, called Threat Image Projection ("TIP"), is installed onto existing X-ray machines and is used to project artificial threat images onto X-ray screens. Screeners' ability to detect these images is then used to evaluate individual performance and identify areas for additional training. The TIP system is a component of the Screener Proficiency Evaluation and Reporting System, a system that the FAA has been working with airlines to deploy, which aims to improve the training and monitoring of skills of screeners through computer-based training aids. Regarding implementation of bag match and automated profiling systems, the FAA has developed an automated passenger profiling system referred to as Computer Assisted Passenger Screening ("CAPS"). By September 1998, five major airlines and many regional carriers had voluntarily implemented the CAPS system. Both CAPS and manual passenger screening systems are being used in the passenger bag match system, to select passengers' luggage which will either be examined by explosives detection systems or will not be allowed to be transported unless a passenger is on the flight. As the airlines voluntarily implement the CAPS program, the FAA is expected to initiate rulemaking proceedings to require the use of the automated screening program. The FAA expects to issue a notice of proposed rulemaking in the near future, dealing with the requirements for the use of CAPS in conjunction with bag matching and screening by explosive detection systems. Lastly, the U.S. Customs Service is deploying personnel to assist aviation security efforts and is working to evaluate, select and deploy high technology cargo and baggage screening equipment.

     FAA regulations require pre-departure screeners and their supervisors to undergo a 10-year criminal and employment background check and a five-year employment verification, and a fingerprint based criminal record background check if warranted, with the employer required to maintain records of these investigations throughout the term of employment. Airport operations and air carriers are required to audit employment history investigations. The Company believes that it complies with these standards.

     The 1996 Act required that the FAA conduct a study and report to Congress on whether to transfer certain responsibilities of air carriers to either airport authorities or to the federal government or whether to provide for some other sharing of current responsibilities. This report has not yet been issued by the FAA. However, the Company believes that the FAA is likely to follow the final recommendation released by the Gore Commission, as described above. The 1996 Act directed the FAA to "certify" companies that provide pre-departure screening, continue to assist air carriers in developing computer-assisted passenger profiling programs, assess programs for matching of passengers and checked baggage that are currently being utilized in the industry on a test basis, and report on changes to enhance and supplement the screening and inspection of cargo and mail shipments.

     The Company cannot accurately predict the outcome of these or any future aviation security initiatives. However, any such initiatives could have an adverse effect on the Company.

     Other Applicable Regulations. In many European airports in which the Company operates, a license is required from the airport authority in order to perform services at the airport. Some airport authorities limit the number of licenses they issue. The Company is also required to maintain various licenses and permits from state and local government authorities in order to provide commercial security, shuttle bus and certain other services.

RISK MANAGEMENT AND SAFETY

     Because the Company's business is labor intensive, workers' compensation is a significant operating expense for the Company in the United States. In addition, the Company is exposed to possible claims by its clients' customers or employees, alleging discrimination or harassment by the Company's employees. The Company is also exposed to liability for the acts or negligence of its employees who cause personal injury or damage while on assignment, as well as claims of misuse of client proprietary information or theft of client property. The Company has adopted policies and procedures intended to reduce its exposure to these risks.

     The Company maintains insurance against these risks with policy limits it considers sufficient, subject to self insurance of $250,000 per incident and an aggregate stop-loss. In addition, the Company maintains aviation liability insurance of $500 million per incident. The Company establishes reserves in its financial statements for the estimated costs of pending claims as well as the estimated costs of incurred but not yet reported claims. The reserve for these unreported claims is based on prior experience. The Company's reserves are periodically revised, as necessary, based on developments related to pending claims. The Company's reserve for workers' compensation and automobile claims was $4.9 million as of September 30, 1998.

     The Company's risk management specialist, with the assistance of the Company's regional managers, is responsible for claims management and the establishment of appropriate reserves for the portion of claims not covered by insurance. The Company has a risk allocation program which provides local managers with financial incentives to improve safety performance by decreasing the number of workplace accidents. The Company has quarterly safety committee meetings with its local managers and field employees, conducts defensive driving training sessions for its transportation employees, conducts routine safety inspections of local work sites and instructs personnel in proper lifting techniques in an effort to reduce the number of preventable accidents.

LITIGATION

     From time to time, the Company is involved in routine legal proceedings incidental to the conduct of its business. In the opinion of management, the litigation, individually or in the aggregate, to which the Company is currently a party, is not likely to have a material adverse effect on the Company's results of operations or financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS, DIRECTORS AND KEY EMPLOYEES

     The Company's executive officers, directors and key employees are as follows:

   EXECUTIVE OFFICERS AND DIRECTORS:      AGE                   POSITION
   ---------------------------------      ---                   --------
     Frank A. Argenbright, Jr. .........  50    Chairman and Co-Chief Executive Officer
     Edwin R. Mellett...................  59    Vice Chairman and Co-Chief Executive
                                                Officer
     Thomas J. Marano...................  48    President and Chief Operating
                                                Officer -- U.S.
     Ernest Patterson...................  51    Chief Executive -- Europe
     David L. Gamsey....................  41    Chief Financial Officer
     Edwin C. "Skip" Gage...............  57    President -- Gage Marketing Support
                                                Services and Director
     Robert McCullough(1)(2)............  56    Director
     Hamish Leslie Melville(1)(2).......  53    Director
KEY EMPLOYEES:
-------------
     Henry F. Anthony...................  46    Vice President of Human
                                                Resources -- U.S.
     Nicholas G. Bailey.................  47    Finance Director -- Europe
     L. Celeste Bottorff................  45    Vice President of Marketing and
                                                Strategic Planning -- U.S.
     Nigel D.J. Cotton..................  45    Human Resources Director -- Europe
     Daniel E. DiGiusto.................  46    Senior Vice President of Field
                                                Operations -- U.S.
     Barry J. Jenkins...................  36    Vice President of Finance -- U.S.
     Larry G. Parrotte..................  38    Senior Vice President of Field
                                                Operations -- U.S.
     John Rollo.........................  54    Managing Director -- Germany
     Mark T. Ryall......................  38    Vice President and Chief Information
                                                Officer -- U.S.

---------------

(1) Member of Audit Committee.
(2) Member of Compensation Committee.

     Mr. Argenbright founded the Company in 1979 and has been its Chairman and Chief Executive Officer since that time. Mr. Argenbright graduated from the Owner/President Management Program at Harvard Business School in 1991.

     Mr. Mellett has been Vice Chairman and Co-Chief Executive Officer of the Company since December 1994 and served on the Company's Advisory Board during 1994. From 1993 to 1994, he was a consultant and private investor. From 1984 to 1992, Mr. Mellett was Senior Vice President of The Coca-Cola Company, serving also as President of Coca-Cola Northern Europe from 1990 to 1992 and President of Coca-Cola USA from 1986 to 1988. From 1972 to 1984, Mr. Mellett was President of the Food Services Division of PepsiCo.

     Mr. Marano has been President and Chief Operating Officer -- U.S., since July 1995. From 1990 to June 1995, Mr. Marano was Vice President and a Global Customer Director for The Coca-Cola Company, and from 1986 to 1990, he was Vice President of U.S. Sales, Fountain Division, of The Coca-Cola Company. From 1985 to 1986, Mr. Marano was Vice President of U.S. Sales of Apple Computer.

     Mr. Patterson has been Chief Executive -- Europe since June 1997. From 1996 to 1997, Mr. Patterson was the Group Chief Executive Officer for National Express Group PLC. From 1990 to 1996, he was the Chief Executive Officer, Worldwide Distribution Services for B.E.T. PLC, and from 1985 to 1990, he was the Managing Director of a foreign subsidiary of B.E.T. PLC.

     Mr. Gamsey has been Chief Financial Officer of the Company since September 1995. From 1988 to September 1995, Mr. Gamsey was a Managing Director of Investment Banking of Price Waterhouse LLP. From 1987 to 1988, Mr. Gamsey was Chief Financial Officer of Visiontech, Inc., and from 1979 to 1987, Mr. Gamsey was a Senior Audit Manager for Arthur Andersen LLP. Mr. Gamsey is a Certified Public Accountant.

     Mr. Gage has been a director of the Company since July 1998. He has been President of Gage Marketing Group since he formed it in January 1992. Prior thereto, Mr. Gage served in various capacities at Carlson Companies Inc. from 1977 to 1992, most recently as President and Chief Executive Officer of Carlson Companies Inc. Mr. Gage is a member of the Board of Directors of Fingerhut Corporation, SuperValu and Kellogg School of Management, Northwestern University.

     Mr. McCullough has been a director of the Company since consummation of its initial public offering in March 1997. Mr. McCullough has been Chief Financial Officer and member of the Board of Directors of AMVESCAP PLC (formerly AMVESCO PLC and INVESCO PLC) since April 1996. He was a partner for Arthur Andersen LLP from 1974 until April 1996.

     Mr. Melville has been a director of the Company since consummation of its initial public offering in March 1997. Mr. Melville has been a Managing Director of Credit Suisse First Boston (Europe) Ltd. since June 1998 and, prior thereto, was Chairman of Scottish Woodlands Limited from 1992 to June 1998. He was Chairman of Dunedin Fund Managers Limited from 1992 to 1995, Chairman and Chief Executive Officer of Capel Cure Myers Capital Management from 1988 to 1991 and Founder and Chief Executive of Enskilda Securities from 1982 to 1987. Mr. Melville is a director of Fleming Mercantile Investment Trust PLC, Mithras Investment Trust PLC, Old Mutual South Africa Trust plc, Persimmon plc and the Scottish Investment Trust PLC.

     Mr. Anthony has been Vice President of Human Resources - U.S. since January 1996. From 1993 to 1995, Mr. Anthony was Vice President of Human Resources of National Linen Service. From 1989 to 1993, Mr. Anthony was Vice President of Human Resources for BET Plant Services, Inc.

     Mr. Bailey has been Finance Director -- Europe since May 1995. From January 1994 to April 1995, he worked in Kazakhstan establishing the financial operations for Tengizchevroil, a joint venture between the Government of Kazakhstan and Chevron Petroleum. From 1992 to 1993, Mr. Bailey was an independent consultant to the airline industry. Prior thereto, Mr. Bailey held a number of positions in the airline industry. Mr. Bailey is a Chartered Accountant.

     Ms. Bottorff has been Vice President of Marketing and Strategic
Planning -- U.S. since September 1996. From 1994 to 1996, Ms. Bottorff was Marketing Director of The Atlanta Journal-Constitution. From 1990 to 1994, Ms. Bottorff was Director of Strategic Planning of Holiday Inn Worldwide. From 1987 to 1990, she was Manager of Field Planning for The Coca-Cola Company and, from 1983 to 1987, she was an Engagement Manager for McKinsey & Co., Inc.

     Mr. Cotton has been Human Resources Director -- Europe since August 1993. From 1989 to 1992, he was Head of Human Resources -- United Kingdom for Ericsson plc and, during 1988, he was a Personnel Manager with British Airways. Prior thereto, he was employed by British Caledonian Airways.

     Mr. DiGiusto has been Senior Vice President of Field Operations -- U.S. since 1989. From 1974 to 1989, Mr. DiGiusto was employed by Burns International Security, most recently as its Northeast Division Vice President.

     Mr. Jenkins has been Vice President of Finance -- U.S. since May 1997. From 1984 to 1997, he was a Senior Audit Manager with Price Waterhouse LLP. Mr. Jenkins is a Certified Public Accountant.

     Mr. Parrotte has been Senior Vice President of Field Operations -- U.S. since 1997. From 1992 to 1997, he was Regional Vice President of the Company's mid-Atlantic area operations. Prior thereto, he was a regional manager with Burns International Security.

     Mr. Rollo has been Managing Director -- Germany since December 1998. From 1996 to November 1998, he was general manager of Blockbuster -- Germany. From 1980 to 1996, he held various positions with Grand Metropolitan, PLC's Burger King division in Europe.

     Mr. Ryall has been Vice President and Chief Information Officer -- U.S. since April 1997. From 1990 to 1997, he was Group Manager of Ryder System, Inc. From 1983 to 1990, he was a manager for Andersen Consulting.

                       PRINCIPAL AND SELLING SHAREHOLDERS

     The following table sets forth certain information with respect to beneficial ownership of the Company's common stock as of December 30, 1998 and as adjusted to reflect the sale of shares offered in this prospectus: (1) by each person known to the Company to beneficially own more than five percent of the outstanding common stock; (2) by each selling shareholder; (3) by each executive officer and director of the Company; and (4) by all executive officers and directors of the Company as a group. Unless otherwise indicated, the business address of each person listed is c/o AHL Services, Inc., 3353 Peachtree Road, NE, Suite 1120, North Tower, Atlanta, Georgia 30326.

                                      BENEFICIAL OWNERSHIP                         BENEFICIAL OWNERSHIP
                                        PRIOR TO OFFERING         NUMBER OF           AFTER OFFERING
                                     -----------------------        SHARES        ----------------------
NAME                                   NUMBER     PERCENT(1)    BEING OFFERED      NUMBER     PERCENT(1)
----                                 ----------   ----------   ----------------   ---------   ----------
Frank A. Argenbright, Jr.(2).......   7,937,500      56.1%              --        7,937,500       45.6%
Edwin R. Mellett(3)................     311,875       2.2               --          311,875        1.8
Thomas J. Marano(3)................     177,500      *                  --          177,500      *
Ernest Patterson(3)................      37,500      *                  --           37,500      *
David L. Gamsey(3).................      43,500      *                  --           43,500      *
Edwin C. "Skip" Gage(4)............     461,172       3.3          244,430          216,742        1.2
Robert McCullough(5)...............       3,500      *                  --            3,500      *
Hamish Leslie Melville(5)..........      17,225      *                  --           17,225      *
Tapir Investments (Bahamas)
  Ltd.(6)..........................   1,102,000       7.8               --        1,102,000        6.3
All executive officers and
  directors as a group (8
  persons)(7)......................   8,989,772      61.0          244,430        8,745,342       48.6

---------------

 *  Less than 1.0%.
(1) Applicable percentages of ownership prior to the offering are based on 14,119,922 shares of common stock outstanding on December 30, 1998, adjusted as required by rules promulgated by the SEC. Applicable percentages of ownership after the offering are based on 17,375,492 shares of common stock outstanding. This table is based upon information supplied by executive officers, directors and principal shareholders, and Schedules 13D and 13G (if any) filed with the SEC. Unless otherwise indicated in the footnotes to this table and subject to community property laws where applicable, the Company believes that each of the shareholders named in this table has sole voting and investment power with respect to the shares indicated as beneficially owned. Any shares that any person named above has the right to acquire within 60 days are deemed to be outstanding for purposes of calculating the percentage ownership of such person, but are not deemed to be outstanding for purposes of calculating the ownership percentage of any other person.
(2) Includes (a) 633,660 shares beneficially owned by Argenbright Partners, L.P., of which a limited liability company managed by Mr. Argenbright and his spouse is the general partner, (b) 241,800 shares owned by a charitable trust, of which Mr. Argenbright is sole trustee, (c) 2,500 shares owned by Mr. Argenbright's spouse and (d) 37,500 shares issuable pursuant to exercisable options.
(3) Represents shares of common stock issuable pursuant to exercisable options.
(4) Represents shares owned by Gage Marketing Services LLC, which is controlled by Mr. Gage.
(5) Includes 2,500 shares issuable pursuant to exercisable options.

(6) The address of Tapir Investments (Bahamas) Ltd. is Sandringham House, 83 Shirley Street, P. O. Box N-3247, Nassau, Bahamas. The information in the table is based on a Schedule 13D dated December 16, 1998 that has been filed with the SEC.
(7) Includes 612,875 shares issuable pursuant to exercisable options.

     Mr. Argenbright and a trust controlled by Mr. Argenbright have granted to the underwriters an option to purchase up to 200,000 shares of common stock to cover over-allotments incurred in this offering. Mr. Mellett has granted to the underwriters an option to purchase up to 80,000 shares of common stock to cover over-allotments incurred in this offering. If the underwriters exercise such options in full, Messrs. Argenbright and Mellett will beneficially own after the offering 7,737,500 and 231,875 shares, respectively, representing 43.7% and 1.3%, respectively, of the outstanding shares of common stock.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof each underwriter named below has severally agreed to purchase, and AHLS and the selling shareholder named herein have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

NAME                                                          NUMBER OF SHARES
----                                                          ----------------
Salomon Smith Barney Inc....................................       750,000
BT Alex. Brown Incorporated.................................       750,000
Credit Suisse First Boston Corporation......................       750,000
The Robinson-Humphrey Company, LLC..........................       750,000
Goldman, Sachs & Co.........................................        80,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated..........        80,000
NationsBanc Montgomery Securities LLC.......................        80,000
Prudential Securities Incorporated..........................        80,000
Gerard Klauer Mattison & Co., Inc...........................        60,000
Suntrust Equitable Securities Corporation...................        60,000
Wheat First Securities, Inc.................................        60,000
                                                                 ---------
          Total.............................................     3,500,000
                                                                 =========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., BT Alex. Brown Incorporated, Credit Suisse First Boston Corporation and The Robinson-Humphrey Company, LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $0.88 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $0.10 per share on sales to certain other dealers. After the initial offering of the shares to the public, the public offering price and such concession may be changed by the representatives.

     AHLS and certain shareholders named in this prospectus have granted to the underwriters an option exercisable for 30 days from the date of this prospectus, to purchase up to 525,000 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     AHLS, its executive officers and directors and the selling shareholders have agreed that, for a period of 60 days from the date of this prospectus, they will not, without the prior written consent of Salomon Smith Barney Inc., offer, sell, contract to sell, or otherwise dispose of, any shares of common stock of AHLS or any securities convertible into, or exercisable or exchangeable for, common stock. Salomon Smith Barney Inc., in its sole discretion, may release any of the securities subject to these lock-up agreements at any time without notice.

     The common stock is quoted on the Nasdaq National Market under the symbol "AHLS."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by AHLS and the selling shareholders in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                                      PAID BY SELLING
                                                         PAID BY AHLS                 SHAREHOLDER(S)
                                                  ---------------------------   ---------------------------
                                                  NO EXERCISE   FULL EXERCISE   NO EXERCISE   FULL EXERCISE
                                                  -----------   -------------   -----------   -------------
Per share.......................................  $     1.47     $     1.47      $   1.47       $   1.47
Total...........................................  $4,785,688     $5,145,838      $359,312       $770,912

     In connection with the offering, Salomon Smith Barney Inc., on behalf of the underwriters, may over-allot, or engage in syndicate covering transactions, stabilizing transactions and penalty bids. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney Inc., in covering syndicate short positions or making stabilizing purchases, repurchases shares originally sold by that syndicate member. These activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     Certain of the representatives have performed certain investment banking and advisory services for AHLS from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for AHLS in the ordinary course of their business.

     AHLS and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by King & Spalding, Atlanta, Georgia. Certain legal matters in connection with this offering will be passed upon for the underwriters by Dewey Ballantine LLP, New York, New York.

                                    EXPERTS

     The audited financial statements of AHL Services, Inc. and Gage Marketing Support Services incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing in giving said reports. The audited financial statements of EMD Gesellschaft fur Elektroinstallation-und Maschinenbau-Dienstleistungen GmbH incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Price Waterhouse GmbH, independent public accountants as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                      WHERE YOU CAN FIND MORE INFORMATION

     AHLS files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy the reports, statements or other information we file at the SEC's public reference room in Washington, D.C. located at 450 Fifth Street, N.W., Washington, D.C. 20549. The SEC also maintains regional offices where you can read and copy the reports. These are located at 500 West Madison Street, Room 1400, Chicago, Illinois 60606 and at 7 World Trade Center, Suite 1300, New York, New York

10048. You can request copies of these documents, upon payment of photocopying fees, by writing to the SEC. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public on the SEC's internet site (http://www.sec.gov). These documents are also available for viewing and copying at the offices of The Nasdaq Stock Market, Inc. at 1735 K Street, NW, Washington, D.C. 20006-1506.

     This prospectus is part of a registration statement on Form S-3 that we filed with the SEC. This prospectus does not contain all the information in that registration statement. For further information with respect to the Company and the securities offered by this prospectus, you should review the registration statement. You can obtain the registration statement from the SEC and The Nasdaq Stock Market at the public reference facilities we referred to above.

     The SEC allows us to "incorporate by reference" information into this prospectus. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that AHLS has previously filed with the SEC. These documents contain important information about AHLS and its financial condition.

     Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein, or in any other subsequently filed document that is also incorporated or deemed to be incorporated by reference herein, modifies or supersedes the earlier statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

     The following documents are incorporated by reference into this prospectus:

FILING                                                                    PERIOD
------                                                                    ------
Annual Report on Form 10-K.................................  Year Ended December 31, 1997
Quarterly Report on Form 10-Q..............................  Quarter Ended March 31, 1998
Quarterly Report on Form 10-Q..............................  Quarter Ended June 30, 1998
Quarterly Report on Form 10-Q..............................  Quarter Ended September 30, 1998
Current Report on Form 8-K (relating to the
  SES Staffing Solutions acquisition)......................  Dated February 6, 1998
Current Reports on Form 8-K and 8-K/A (relating to the
  Gage acquisition)........................................  Dated July 24, 1998
Current Reports on Form 8-K and 8-K/A (relating to the
  EMD acquisition).........................................  Dated July 31, 1998
The description of common stock included in the Company's
  registration statement on Form 8-A.......................  Dated March 3, 1997

     All documents filed by AHLS pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 subsequent to the date of this prospectus will be deemed to be incorporated by reference into this prospectus and to be a part hereof from the date of filing of such documents.

     Documents incorporated by reference are available from AHLS without charge, excluding all exhibits unless specifically incorporated by reference as an exhibit to this prospectus. Prospective investors may obtain documents incorporated by reference in this prospectus by requesting them in writing or by telephone from the Company at its executive offices.

                         PRO FORMA FINANCIAL STATEMENTS

     The following unaudited pro forma financial statements (the "Pro Forma Financial Statements") are based on the historical financial statements of the Company, Gage and EMD for the year ended December 31, 1997 and for the nine months ended September 30, 1998, adjusted to give effect to the acquisitions of Gage and EMD (collectively, the "Recent Acquisitions"). The Pro Forma Statements of Operations give effect to the Recent Acquisitions as if each had occurred on the first day of each period presented.

     The Pro Forma Financial Statements do not purport to represent what the Company's results of operations would actually have been had such transactions actually occurred on any of the dates set forth above or to project the Company's results of operations for any future period. These statements are qualified in their entirety by, and should be read in conjunction with, the historical financial statements of the Company, Gage and EMD and the notes thereto incorporated by reference in this prospectus.

     The Recent Acquisitions were accounted for under the purchase method of accounting. The total purchase price for these acquisitions has been allocated to tangible and identifiable intangible assets and liabilities based upon their fair values on the date of the acquisitions with the excess of cost over net assets acquired allocated to goodwill. Each of the allocations of the purchase price for these acquisitions is subject to revision when additional information concerning asset and liability valuations is obtained. In management's opinion, the asset and liability valuation for these acquisitions will not be materially different from the pro forma financial information presented herein.

     The Pro Forma Financial Statements give effect only to the adjustments set forth in the accompanying notes and do not reflect any other benefits anticipated by management as a result of the Recent Acquisitions and the implementation of the Company's business strategy.

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1997
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA     PRO FORMA
                                               AHLS      GAGE       EMD     ADJUSTMENTS      TOTAL
                                             --------   -------   -------   -----------    ---------
Revenues...................................  $276,013   $81,318   $49,803     $    --      $407,134
                                             --------   -------   -------     -------      --------
Operating expenses:
  Cost of services.........................   204,512    37,892    35,919          --       278,323
  Field operating..........................    45,956    33,941     7,857       2,157(1)
                                                                               (1,688)(2)    88,223
  Corporate general and administrative.....    14,840     5,479     1,017          --        21,336
                                             --------   -------   -------     -------      --------
          Total operating expenses.........   265,308    77,312    44,793         469       387,882
                                             --------   -------   -------     -------      --------
Operating income...........................    10,705     4,006     5,010        (469)       19,252
Interest (income) expense, net.............     1,159       624       (78)      5,300(3)      7,005
Other (income) expense, net................      (723)      336      (226)         --          (613)
                                             --------   -------   -------     -------      --------
Income before income taxes and
  extraordinary charges....................    10,269     3,046     5,314      (5,769)       12,860
Income tax provision.......................     3,850        --     2,332      (1,218)(4)     4,964
                                             --------   -------   -------     -------      --------
Income before extraordinary charges........     6,419     3,046     2,982      (4,551)        7,896
Extraordinary charges......................      (385)       --        --          --          (385)
                                             --------   -------   -------     -------      --------
Net income.................................  $  6,034   $ 3,046   $ 2,982     $(4,551)     $  7,511
                                             --------   -------   -------     -------      --------
Diluted earnings per share:
  Number of shares.........................    10,960                             461(5)     11,421
                                             ========                         =======      ========
  Earnings per share.......................  $   0.55                                      $   0.66
                                             ========                                      ========

                         UNAUDITED PRO FORMA CONDENSED
                      CONSOLIDATED STATEMENT OF OPERATIONS
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1998
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                                             PRO FORMA     PRO FORMA
                                               AHLS     GAGE(6)   EMD(7)    ADJUSTMENTS      TOTAL
                                             --------   -------   -------   -----------    ---------
Revenues...................................  $319,184   $47,715   $31,052     $    --      $397,951
                                             --------   -------   -------     -------      --------
Operating expenses:
  Cost of services.........................   230,102    21,977    22,311          --       274,390
  Field operating..........................    59,054    19,924     4,746       1,262(1)
                                                                                 (987)(2)    83,999
  Corporate general and administrative.....    13,905     3,687       595          --        18,187
                                             --------   -------   -------     -------      --------
          Total operating expenses.........   303,061    45,588    27,652         275       376,576
                                             --------   -------   -------     -------      --------
Operating income...........................    16,123     2,127     3,400        (275)       21,375
Interest (income) expense, net.............     1,686       137       (27)      3,316(3)      5,112
Other (income) expense, net................      (292)       14        (1)         --          (279)
                                             --------   -------   -------     -------      --------
Income before income taxes.................    14,729     1,976     3,428      (3,591)       16,542
Income tax provision.......................     5,971        --     1,512        (721)(4)     6,762
                                             --------   -------   -------     -------      --------
Net income.................................  $  8,758   $ 1,976   $ 1,916     $(2,870)     $  9,780
                                             ========   =======   =======     =======      ========
Diluted earnings per share:
  Number of shares.........................    14,304                             345(5)     14,649
                                             ========                         =======      ========
  Earnings per share.......................  $   0.61                                      $   0.67
                                             ========                                      ========

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENTS OF OPERATIONS

(1) Reflects additional amortization of intangible assets, primarily goodwill, over estimated useful lives of 20 to 40 years.

(2) Reflects change in depreciation and amortization as a result of the allocation of the purchase price to the estimated fair value of net assets acquired.

(3) Reflects interest expense on the increase in the Company's Credit Facility at an annual rate of 6.2% for the Gage acquisition and 5% for the EMD acquisition and interest expense on the convertible subordinated debenture issued in the Gage acquisition at an annual rate of 4.5%. The lower interest rate for the EMD acquisition is due to the borrowings being in the acquired company's foreign currency.

(4) Reflects effect of income taxes at 40% on Gage income, net of pro forma adjustments, and at 44% on EMD income, net of pro forma adjustments.

(5) Weighted average common shares outstanding assumes that the 461,172 shares of AHLS common stock issued as part of the Gage acquisition purchase price were issued at the beginning of the respective periods.

(6) Includes the results of operations for Gage for the period from January 1, 1998 through July 24, 1998.

(7) Includes the results of operations for EMD for the period from January 1, 1998 through July 31, 1998.

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                                3,500,000 SHARES

                               AHL SERVICES, INC.

                                  COMMON STOCK

                           (AHL SERVICES, INC. LOGO)

                                  ------------

                                   PROSPECTUS

                                JANUARY 25, 1999

                                  ------------

                   SALOMON SMITH BARNEY        BT ALEX. BROWN

                           CREDIT SUISSE FIRST BOSTON

                         THE ROBINSON-HUMPHREY COMPANY

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